 Supplementary Scheme Booklet  For a scheme of arrangement between Carbon Revolution Limited and its shareholders in relation to the proposed acquisition by Carbon Revolution plc.  VOTE IN FAVOUR  Your Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.  The Independent Expert has concluded that the Scheme and Capital Reduction are not fair, but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.  This is an important document and requires your immediate attention.  You should read this Supplementary Scheme Booklet, together with the Scheme Booklet, entirely before deciding whether or not to vote in favour of the Scheme and the Capital Reduction.  If you are in any doubt about how to deal with this Supplementary Scheme Booklet or the Scheme Booklet, you should contact your broker or financial, taxation, legal or other professional adviser immediately.  FINANCIAL ADVISER  LEGAL ADVISERS  Filed by Carbon Revolution Public Limited Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12  under the Securities Exchange Act of 1934  Subject Company: Twin Ridge Capital Acquisition Corp.

 Important Notices  General  This Supplementary Scheme Booklet is important and requires your immediate attention. You should read this Supplementary Scheme Booklet, together with the scheme booklet dated 6 September 2023 (Scheme Booklet), in full before making any decision as to how to vote at the Scheme Meeting and the General Meeting.  Nature of this Supplementary Scheme Booklet  This Supplementary Scheme Booklet supplements the Scheme Booklet and provides Carbon Revolution Shareholders with further information about:  the proposed acquisition of Carbon Revolution by Carbon Revolution plc (MergeCo) by way of scheme of arrangement between Carbon Revolution and the Scheme Shareholders under Part 5.1 of the Corporations Act; and  the cancellation of Carbon Revolution shares held by Scheme Shareholders by way of a capital reduction under Part 2J.1 of the Corporations Act (after which it is proposed that Carbon Revolution Shareholders will be issued MergeCo Shares in connection with implementation of the scheme of arrangement).  This Supplementary Scheme Booklet includes the explanatory statement for the Scheme required by subsection 412(1) of the Corporations Act.  This Supplementary Scheme Booklet does not constitute or contain an offer to Carbon Revolution Shareholders, or a solicitation of an offer from Carbon Revolution Shareholders, in any jurisdiction. This Supplementary Scheme Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Subsection 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under subsection 411(1) of the Corporations Act. Instead, Carbon Revolution Shareholders asked to vote on an arrangement at such a meeting must be provided with an explanatory statement as referred to above.  Please ignore this Supplementary Scheme Booklet if you have sold all of your Carbon Revolution Shares.  Defined terms and interpretation  Unless context otherwise requires, capitalised terms and certain abbreviations used in this Supplementary Scheme Booklet have the defined meanings set out in the Glossary in section 12 of the Scheme Booklet or in the OIC Announcement. The Glossary also sets out some rules of interpretation that apply to this Supplementary Scheme Booklet.  Important Notices from the Scheme Booklet  The items in the Important Notices section of the Scheme Booklet entitled ‘No investment advice’, ‘Forward-looking statements’, ‘Foreign jurisdictions’, ‘Charts and diagrams’, ‘Timetable and dates’, ‘External websites’ and ‘Privacy’ continue to apply to this Supplementary Scheme Booklet without amendment.  ASIC and ASX  A copy of this Supplementary Scheme Booklet has been registered by ASIC for the purposes of subsection 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Supplementary Scheme Booklet in accordance with subsection 411(2) of the Corporations Act. Neither ASIC, nor any of its officers, takes any responsibility for the contents of this Supplementary Scheme Booklet.  ASIC has been requested to provide a statement, in accordance with paragraph 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.  A copy of this Supplementary Scheme Booklet has been provided to the ASX. Neither the ASX, nor any of its officers, takes any responsibility for the contents of this Supplementary Scheme Booklet.  Important notice associated with Court order under subsection 411(1) of the Corporations Act  The fact that, under subsection 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has directed that this explanatory statement accompany the Notice of Scheme Meeting does not mean that the Court:  has formed any view as to the merits of the proposed Scheme or as to how Carbon Revolution Shareholders should vote (on this matter Carbon Revolution Shareholders must reach their own conclusion); or  has prepared, or is responsible for the content of, the explanatory statement.  Notice of Second Court Hearing  At the Second Court Hearing, the Court will consider whether to approve the Scheme following the vote at the Scheme Meeting. Any Carbon Revolution Shareholder may appear at the Second Court Hearing, currently expected to be held at 10.15am (Melbourne time) on 11 October 2023 at 305 William Street, Melbourne VIC 3000. Any Carbon Revolution Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Carbon Revolution a notice of appearance in the prescribed form together with any affidavit that the Carbon Revolution Shareholder proposes to rely on.  Responsibility statement  Carbon Revolution has prepared, and is responsible for, the Carbon Revolution Information. None of the SPAC, MergeCo, OIC nor any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.  MergeCo has prepared, and is responsible for, the MergeCo Information. None of Carbon Revolution, the SPAC, OIC nor any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

 OIC has prepared, and is responsible for, the OIC Information (being information regarding OIC (as contained in paragraph 4 of section 1 of the Letter from the Chair) or its nominees to the MergeCo Board (as contained in section 2.5(b)) provided by OIC to Carbon Revolution in writing for inclusion in this Supplementary Scheme Booklet). None of Carbon Revolution, the SPAC, MergeCo nor any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.  No consenting party has withdrawn their consent to be named before the date of this Supplementary Scheme Booklet.  Financial amounts, exchange rate and effects of rounding  All financial amounts in this Supplementary Scheme Booklet are expressed in Australian currency unless otherwise stated. Where an amount is converted from  AUD to USD or vice versa at the Last Practicable Date, an AUD:USD exchange rate of 0.6451 has been used, being the rate published by the Reserve Bank of Australia on the Last Practicable Date.  A number of figures, amounts, percentages, estimates, calculations of value and fractions in this Supplementary Scheme Booklet are subject to the effect of rounding.  Accordingly, any discrepancies between totals in tables or financial statements, or in calculations, graphs or  charts are due to rounding. All financial and operational information set out in this Supplementary Scheme  Booklet is current as at the date of this Supplementary Scheme Booklet, unless otherwise stated.  Date of the Supplementary Scheme Booklet  This Supplementary Scheme Booklet is dated 28 September 2023.

 Contents  109338145  Contents 1  Table of contents  Letter from the Chair of the Carbon Revolution Board Key considerations relevant to your vote  1  10  1  Why you should vote in favour of the Scheme and Capital Reduction.............. 10  Why you may consider voting against the Scheme ........................................... 11  2  MergeCo on Implementation 14  Ownership of MergeCo at Implementation ........................................................ 14  Additional sources of dilution, including following Implementation .................... 16  Funding arrangements....................................................................................... 19  Nasdaq Global Market listing ............................................................................. 21  Intentions if the Scheme is implemented ........................................................... 21  Shareholder rights and corporate laws .............................................................. 23  Rights and liabilities attaching to MergeCo Shares post-Implementation ......... 24  3  Financial Information 26  Carbon Revolution Cash Flow Projections ........................................................ 26  Transaction Cost Deferrals ................................................................................ 27  Financial outlook ................................................................................................ 28  Updated pro forma financial information............................................................ 35  4  Risks  36  Additional risks associated with the Structured Equity Facility .......................... 36  Existing risks in Scheme Booklet affected by the Structured Equity Facility ..... 40  5  Additional information 42  Carbon Revolution issued securities ................................................................. 42  Consent and disclosures ................................................................................... 42  No other material information ............................................................................ 43  Supplementary disclosure ................................................................................. 43  Annexure 1 Updated pro formas Corporate directory  46

 Letter from the Chair of the Carbon Revolution Board  Dear Carbon Revolution Shareholder  On behalf of the Carbon Revolution Board, I am pleased to present you with this Supplementary Scheme Booklet, which is an important update to the Scheme Booklet dated 6 September 2023, in relation to the proposed acquisition of Carbon Revolution by Carbon Revolution plc (Irish company number 607450) (previously known as Poppetell Limited) (MergeCo) by way of a scheme of arrangement and capital reduction. This acquisition is part of a broader Transaction that involves the merger of Carbon Revolution with Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) and the listing of MergeCo on Nasdaq Global Market.  This Supplementary Scheme Booklet relates primarily to the positive development that MergeCo has signed an agreement for a Structured Equity Facility (discussed below) to obtain further funding for the Combined Group. In connection with this the Board is also pleased to announce that it has agreed terms with Transaction advisers to defer some of the Transaction costs (and in some cases, to write-off certain costs) the Combined Group was otherwise required to pay at Implementation (the Transaction Cost Deferrals referred to in the Scheme Booklet). These two developments are expected to strengthen the Combined Group’s funding position at Implementation and provide the Carbon Revolution Business funds necessary to continue its operations and invest in growth.  In securing the Structured Equity Facility, Carbon Revolution has however, been required to agree to revising downwards the Scheme Consideration to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of Class A SPAC Shares) from 0.0877 MergeCo Shares per Carbon Revolution Share which, along with securities being issued under the Structured Equity Facility, will result in Carbon Revolution Shareholders owning a smaller percentage of MergeCo from Implementation.  Once the final redemption rate of Class A SPAC Shares is known and the Scheme Consideration is finalised, Carbon Revolution will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. This will include providing an updated scheme of arrangement to replace the version that was included as Annexure 2 to the Scheme Booklet. The changes to the scheme of arrangement will be a revision to the value of “N” in the definition of “Scheme Consideration” (the revised value being a function of the redemption rate) and changing references to NYSE American to Nasdaq Global to reflect the proposed listing of MergeCo Shares on the Nasdaq Global Market rather than NYSE American (discussed further below and in section 2.4).  In addition, the Structured Equity Facility itself provides substantial rights to the holder of the Preferred Shares and SEF Warrant which will impact on the way that the Combined Group is operated and the position of MergeCo Shareholders.  The Board considers that, given the expected substantially improved financial position of MergeCo at Implementation, subject to the satisfaction of the applicable conditions under the Structured Equity Facility, the combined effect of these developments is nonetheless beneficial to Carbon Revolution Shareholders when compared to the position should MergeCo not have signed the Structured Equity Facility.  page 1  109338145

 This Supplementary Scheme Booklet also provides information in relation to an amendment to the New Debt Program, a revision to Carbon Revolution’s CY23 and CY24 financial forecasts and an update on the redemption process for Class A SPAC Shares.  Finally, MergeCo has now determined to seek listing of the MergeCo Shares and MergeCo Warrants on Nasdaq Global Market, rather than NYSE American, and section  2.4 of this Supplementary Scheme booklet contains further information in relation to the  listing of MergeCo on Nasdaq Global Market as a result. As noted above, Carbon Revolution will also amend all references to “NYSE American” in the scheme of arrangement to read "Nasdaq Global Market”.While this letter provides further details on the developments below, I encourage you to read this Supplementary Scheme Booklet, together with the Scheme Booklet, carefully and in full.  Your Directors continue to unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.1  If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved. Details of how to do that are contained in section 3.3 of the Scheme Booklet.  1  Overview of the Structured Equity Facility  As disclosed in the Scheme Booklet, Carbon Revolution and the SPAC were seeking additional equity funding for MergeCo and its subsidiaries in connection with the Transaction.  The Board is very pleased to say that an agreement for significant additional funding has been secured.  As announced on ASX on 22 September 2023 (OIC Announcement) (available at https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924- 02714870-3A626634?access_token=83ff96335c2d45a094df02a206a39ff4), MergeCo entered into a securities purchase agreement (Securities Purchase Agreement) and other documents with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with Orion Infrastructure Capital (OIC)) (SEF Documents), under which, subject to satisfaction or waiver of a number of conditions (including Implementation), MergeCo will issue Class A Preferred Shares in MergeCo (Preferred Shares) and a warrant (SEF Warrant) to OIC in exchange for initial gross proceeds of US$35 million, with further proceeds to be available in tranches, comprising of up to US$35 million that will be deposited by OIC in an escrow account, which funds are subject to release upon satisfaction of further conditions and up to a  1 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease. Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 2.3 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of the Scheme Booklet and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) of the Scheme Booklet for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.  page 2  109338145 further US$40 million in aggregate proceeds upon satisfaction of further conditions to be used for the development, construction, and/or retooling of future manufacturing facilities (Structured Equity Facility). The Preferred Shares will result in OIC being provided with substantial negative control rights and conditional affirmative control rights in respect of MergeCo, and the SEF Warrant will entitle OIC to be issued up to 19.99% of the MergeCo Shares on issue on Implementation on a fully diluted basis.2  With approximately $3.5 billion in assets under management, OIC invests in North America and select international markets. OIC’s unique partnership approach – for entrepreneurs, by entrepreneurs – cultivates creative credit, equity, and growth capital solutions to help middle market businesses scale and deploy sustainable infrastructure. OIC’s target investment sectors include energy efficiency, digital infrastructure, social infrastructure, sustainable power generation, renewable fuels, waste & recycling, water, transportation, and agriculture. OIC was founded in 2015 by a team of energy and sustainability veterans, successful infrastructure investors, and former asset owners and industry operators. Across OIC’s platform is a team of 42 professionals based in New York, Houston and London. For more information, please visit www.OIC.com.  Shareholders should refer to the OIC Announcement for further details on the terms of the Structured Equity Facility, however the purpose of this Supplementary Scheme Booklet is to provide Shareholders with further information regarding the implications of the Structured Equity Facility on the Transaction and the ownership, control, funding position and proposed operations of MergeCo and the Combined Group.  2  Update on redemptions of Class A SPAC Shares  As announced to ASX on 25 September 2023, to allow SPAC Shareholders further time to consider the Structured Equity Facility with OIC (as announced by Carbon Revolution to ASX on 22 September 2023) before voting on the business combination, the SPAC has determined that the meeting of SPAC Shareholders to consider the business combination will now occur on 3 October 2023. This means the expected redemption deadline is now 29 September 2023, and Carbon Revolution is expected to announce the maximum and final results of the redemptions from 2 October to 4 October 2023.  3  Funding position of the Combined Group  Subject to Implementation of the Transaction and satisfaction of the conditions to closing under the Structured Equity Facility, the US$35 million of gross funds available from the Initial Tranche of the Structured Equity Facility, coupled with the Transaction Cost Deferrals (which now mean that the Transaction costs payable on or around Implementation will be as low as $2.2 million in the event there is no or very little funds available in the SPAC Trust Account),3 are expected to mean that the Combined Group will have access to approximately $45.7 million of funds on or shortly after  2 Warrant entitles OIC to 19.99% of the aggregate number of MergeCo Shares on issue at Implementation (excluding the number of MergeCo Shares received by Class A SPAC Shareholders), MergeCo RSUs, all MergeCo Shares issued under any MergeCo Incentive Plan within two years of Implementation, all MergeCo Shares issuable pursuant to any award made under any equity incentive or similar plan if such MergeCo Share underlying such award may be exercised, settled or converted on or prior to two years after Implementation, all MergeCo Shares issuable on conversion or exercise of securities outstanding at Implementation that may be exchanged or converted into MergeCo Shares (other than MergeCo Warrants) and the MergeCo Shares that have been issued upon cashless exercise or redemption of the MergeCo Warrants prior to the time of calculation.  3 For further information on the Transaction Cost Deferrals, see section 3.2.  page 3  109338145

 Implementation, excluding any funds remaining in the SPAC Trust Account after redemption of Class A SPAC Shares and excluding any funds available from the CEF (which as stated in the Scheme Booklet will not be available for some time after Implementation).  In relation to the US$60 million CEF, in order to access these funds, MergeCo will be required to file a registration statement for the resale of any MergeCo Shares sold thereunder. Such registration statement will be subject to SEC review and MergeCo will not be able to commence accessing funds via the CEF until this process is complete.  Furthermore, in the 12 months commencing 1 October 2023, Carbon Revolution projects that the Combined Group will have:  (a)  net cash outflows unrelated to the Transaction of approximately $74.1 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs and capital expenditure;  cash out flows of $14.4 million for Transaction costs payable between October 2023 and January 2024, including $2.7 million OIC-related transaction costs;  cash out flows of $10.6 million for Transaction costs that are subject to the Transaction Cost Deferrals, which are projected to be paid with ongoing capital raises; and  cash inflows from capital raising activities of $104.7 million, of which $62.4 million are received from the Structured Equity Facility, being the initial tranche net of structuring premium costs and the first reserve release of US$5 million (A$7.7 million), with the remaining coming from equity raisings (including from the CEF), which are not guaranteed. The company does not expect to raise any new capital before February 2024.  (b)  (c)  (d)  This continues to assume completion of the Transaction will occur in October 2023 and that the Company will be funded to completion of the Transaction and closing of the Initial Tranche of the Structured Equity Facility and comply with the liquidity covenant under the New Debt Program (or obtain a waiver thereof), including with the support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.  For further information on the funding position of the Combined Group see section 3 and for further information on its cash flow projections see section 3.1.  4  Capital Structure following Implementation  As noted above, OIC will be issued with Preferred Shares and a Warrant entitling OIC to be issued up to 19.99% of the MergeCo Shares on issue on Implementation on a fully diluted basis. The exercise price of the SEF Warrant is US$0.01 per share.  Exercise of the SEF Warrant will be dilutive to MergeCo Shareholders, and given entry into the Structured Equity Facility required the consent of the SPAC under the Scheme Implementation Deed, the SPAC provided its consent on the condition that the SEF Warrant will not dilute SPAC Shareholders relative to what their ownership would have been absent the Structured Equity Facility. As a result, in connection with the entry into the Structured Equity Facility, Carbon Revolution has agreed to revise the Scheme Consideration from 0.0877 MergeCo Shares per Carbon Revolution Share to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of Class A SPAC Shares), subject to obtaining a necessary order of the  page 4  109338145

Court. As a result, there will be a reduction in the number of MergeCo Shares received for each Carbon Revolution Share.

Once the final redemption rate of Class A SPAC Shares is known and the Scheme Consideration is finalised, Carbon Revolution will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. This will include providing an updated scheme of arrangement to replace the version that was included as Annexure 2 to the Scheme Booklet. As discussed above, the changes to the scheme of arrangement will be a revision to the value of "N" in the definition of "Scheme Consideration" (the revised value being a function of the redemption rate) and changing references to NYSE American to Nasdaq Global to reflect the proposed listing of MergeCo Shares on the Nasdaq Global Market rather than NYSE American (discussed further below and in section 2.4), primarily to revise the value of "N" in the definition of "Scheme Consideration".

Further information in relation to the ownership of MergeCo at Implementation of the Transaction and potential further sources of dilution is included in sections 2.1 and 2.2.

In addition to the MergeCo Shares on issue, MergeCo will now also have on issue the Preferred Shares. Under the terms of the Structured Equity Facility, the Preferred Shares, together with any MergeCo Shares acquired by OIC upon exercise of the SEF Warrant, shall have voting rights limited to 19.99% of the total MergeCo Shares outstanding as of the applicable record date for voting of the MergeCo Shares.

5 Control of MergeCo and intentions for Carbon Revolution

As discussed in the OIC Announcement (available at https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02714870-3A626634?access_token=83ff96335c2d45a094df02a206a39ff4), OIC will have substantial consent rights in respect of numerous corporate matters of MergeCo, including with respect to setting and departing from budgets, raising debt or equity capital (in certain circumstances), entering into material contracts and changing the management team of MergeCo. It will also obtain affirmative control rights in certain circumstances, including the failure of MergeCo to:

(a) effect a mandatory redemption;

(b) obtain the required consent of the holders of Preferred Shares on issue before undertaking a Structured Voting Rights Matter;

(c) obtain an order confirming the share capital reduction from the High Court of Ireland within 60 days of the Initial Closing;

(d) undertake further share capital reductions in accordance with the Securities Purchase Agreement; or

(e) abide by the right of first offer requirements in the Securities Purchase Agreement.

These matters are discussed further in the OIC Announcement. In the event of any Springing Rights Event until:

(a) all of the Preferred Shares are redeemed in full; or

(b) if earlier, in the case of a Springing Rights Event occurring due to MergeCo or any of its subsidiaries undertaking a Structured Voting Rights Matter without consent or MergeCo failing to obtain the Share Capital Reduction Order within

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 60 days of the Initial Closing, until the non-compliance by MergeCo with the relevant obligations referred to therein giving rise to the Springing Rights Event:  (1)  if capable of rectification, is rectified to the satisfaction of the holders of a majority of the Preferred Shares on issue; or  is otherwise waived in writing by the holders of a majority of the Preferred Shares on issue,  (2)  the holders of Preferred Shares shall be entitled to direct the directors of MergeCo with respect to certain Springing Rights Matters, which include the entrance into, termination of, or amendment to, certain material contracts, determination of operating and capex budgets, actions related to management hiring, termination, and compensation, issuance or redemption of securities, and the initiation or undertaking of a change of control transaction, among other matters.  As a result, from Implementation, OIC will have significant influence on the manner in which MergeCo and the Carbon Revolution Business is operated.  The Carbon Revolution Board has had initial and general discussions with the incoming MergeCo directors in relation to the Structured Equity Facility. The Carbon Revolution Board has also had initial and general discussions with the OIC Directors and OIC in relation to the Structured Equity Facility and the Carbon Revolution Business.  As a result of these discussions, to the extent that the incoming MergeCo directors have been involved in them and in related discussions with the Carbon Revolution Board, notwithstanding the significant influence OIC will have on the manner in which MergeCo and the Carbon Revolution Business are operated, it is currently intended that there will be no material changes to the overall strategy and operation of the Carbon Revolution Business following Implementation. These statements are based on information concerning Carbon Revolution and the general business environment that is known to MergeCo at the time of the preparation of this Supplementary Scheme Booklet and based on the Carbon Revolution Board’s initial and general discussions, including with incoming MergeCo board members and OIC. Final decisions regarding these matters will be made in light of all material information, facts and circumstances at the relevant time if the Scheme is implemented. Accordingly, it is important to recognise that the statements set out are statements of current intention only and may change as new information becomes available or circumstances change.  6  Carbon Revolution Directors’ recommendation  Section 1 provides Carbon Revolution Shareholders with the revised key considerations relevant to voting on the Scheme and Capital Reduction in light of the developments discussed in this letter. Section 4 sets out some of the additional or revised risks that Carbon Revolution Shareholders should consider. These matters are summarised in section 7 of this letter.  Having considered these, your Directors continue to unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.  Subject to the same conditions, each Carbon Revolution Director intends to vote all their Carbon Revolution Shares in favour of the Scheme and the Capital Reduction.  The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3 of the Scheme Booklet. Carbon Revolution Shareholders should  page 6  109338145 have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout the Scheme Booklet and this Supplementary Scheme booklet.4  7  Key considerations and risks  In continuing to reach the unanimous recommendation that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders, the Carbon Revolution Directors have had regard to the key considerations and risks set out in sections 1 and 10 of the Scheme Booklet, as supplemented by sections 1 and 4 of this Supplementary Scheme Booklet, some of which are summarised below:  Advantages  (a)  The Carbon Revolution Directors continue to unanimously recommend that you vote in favour of the Scheme and Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.  The Independent Expert has continued to conclude that the Scheme and Capital Reduction are not fair but reasonable and in your best interests.  The Transaction is expected to provide the Combined Group with access to funding through the Structured Equity Facility and Carbon Revolution is unlikely to be able to continue operating without the access to this funding.  (b)  (c)  Disadvantages  (a)  (b)  (c)  Your investment in the Carbon Revolution Business will be substantially diluted. You may consider that the Structured Equity Facility is overly onerous.  If MergeCo Shares are accepted for listing on Nasdaq Global Market they may later be de-listed from the exchange in certain circumstances.  Significant risks  (a)  The MergeCo Board may not always be able to act in what it considers the best interests of MergeCo or MergeCo Shareholders as a result of the terms of the Structured Equity Facility that imposes obligations on MergeCo or restricts MergoCo’s ability to engage in some business activities, which could materially  4 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease. Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 2.3 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of the Scheme Booklet and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) of the Scheme Booklet for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.  page 7  109338145 adversely affect MergeCo’s business, results of operations and financial condition.  The Preferred Shares confer OIC the right to vote with MergeCo Shareholders and have voting rights limited to 19.99%.  There are no assurances as to when the closing conditions for the Structured Equity Facility for the Initial Tranche, Reserve Funds or Subsequent Financing will be satisfied or whether the Structured Equity Facility will complete.  MergeCo’s ability to raise capital in certain circumstances is subject to consent from OIC  (b)  (c)  (d)  8  Independent Expert’s opinion  The Carbon Revolution Directors appointed Grant Thornton Corporate Finance Pty Ltd as the Independent Expert to assess the merits of the Scheme. The Independent Expert has confirmed that, notwithstanding the developments discussed in this Supplementary Scheme Booklet (in particular the entry into the Structured Equity Facility) and the release by the Company of the audited financial statements for the year ended 30 June 2023, the Scheme and the Capital Reduction are still not fair but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.  9  What should you do?  Voting  The Scheme can only be implemented if approved by Carbon Revolution Shareholders at the Scheme Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 at 1.00pm (Melbourne time) on 9 October 2023.  The Capital Reduction can only be implemented if approved by Carbon Revolution Shareholders at the General Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later) on 9 October 2023.  The Scheme, Capital Reduction and Business Combination are inter-conditional, and none of them will proceed unless all of them are approved.  Your vote is important and I encourage you to vote by attending the Scheme Meeting and General Meeting, or alternatively by completing the proxy forms accompanying the Scheme Booklet.  If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved.  Voting by proxy  As set out in the Scheme Booklet, Carbon Revolution Shareholders can appoint a proxy for the Scheme Meeting to attend the Scheme Meeting in person, or online via the online platform, and vote on their behalf, by lodging a Proxy Form (either online or in hard copy).  page 8  109338145

 Any Proxy Forms that have been validly lodged prior to the date of this Supplementary Scheme Booklet will be deemed valid for the Scheme Meeting unless withdrawn or revoked, provided that the Proxy Form is given by a Carbon Revolution Shareholder that continues to be a registered holder as at 7.00pm (Melbourne time) on 7 October 2023.  Carbon Revolution Shareholders who have already directed their proxy how to vote at the Scheme Meeting may change that direction by submitting a new Proxy Form. If a new Proxy Form is submitted to the Share Registry, it will be taken to revoke any previously submitted Proxy Form.  Carbon Revolution Shareholders may request a new Proxy Form by contacting the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or  +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.  To be valid, a Proxy Form must be received no later than 1.30pm (Melbourne time) on 7 October 2023. Proxy Forms received after this time will be invalid.  For further information on proxy voting, please refer to the detailed instructions contained in the Proxy Form.  10 Further information  You should carefully read this Supplementary Scheme Booklet and the Scheme Booklet in their entirety before making any decision in relation to the Scheme and the Capital Reduction.  If you have any questions, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between  9.00am and 5.00pm (Melbourne time), Monday to Friday.  If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay.  On behalf of the Carbon Revolution Board, I would like to take this opportunity to thank you for your continued support of Carbon Revolution.  Yours sincerely,  James Douglas  Independent Non-Executive Chair  Carbon Revolution Limited  page 9  109338145

 1 Key considerations relevant to your vote  1  Key considerations relevant to your vote  These considerations should be read in conjunction with those set out in section 1 of the Scheme Booklet.  1.1  Why you should vote in favour of the Scheme and Capital Reduction  (a)  The Carbon Revolution Directors continue to unanimously recommend that you vote in favour of the Scheme and Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders  The Carbon Revolution Directors continue to unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in Carbon Revolution Shareholders’ best interests.  Subject to those same qualifications, each Carbon Revolution Director continues to intend to vote, or cause to be voted, all Carbon Revolution Shares held by them in favour of the Scheme and Capital Reduction.  In reaching their recommendation, the Carbon Revolution Directors have assessed the Scheme and Capital Reduction having regard to the reasons to vote in favour of, or against, the Scheme and Capital Reduction, as set out in the Scheme Booklet as supplemented by the Supplementary Scheme Booklet.  The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3 of the Scheme Booklet.5 Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the scheme, which appears throughout the Scheme Booklet and this Supplementary Booklet.  5 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 of the Scheme Booklet for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 of the Scheme Booklet for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 of the Scheme Booklet for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) of the Scheme Booklet for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.  page 10  109338145 page 11  109338145  1 Key considerations relevant to your vote  (b)  The Independent Expert has continued to conclude that the Scheme and Capital Reduction are not fair but reasonable and in your best interests  The Carbon Revolution Directors appointed Grant Thornton to prepare an Independent Expert’s Report, including an opinion as to whether the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.  The Independent Expert concluded that the Scheme and the Capital Reduction are not fair but reasonable and in the best interests of Carbon Revolution Shareholders. The Independent Expert has confirmed that its opinion has not changed as a result of the developments set out in this Supplementary Scheme Booklet.  The key reason which led the Independent Expert to conclude that the Scheme and Capital Reduction is in the best interests of Carbon Revolution Shareholders is that if the Transaction does not proceed, the Carbon Revolution Board may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which the Independent Expert considered to be a remote possibility in the circumstances.  A complete copy of the Independent Expert’s Report is included in Annexure 1 of the Scheme Booklet. The Carbon Revolution Directors encourage you to read this report in its entirety.  The Transaction is expected to provide the Combined Group with access to funding through the Structured Equity Facility and Carbon Revolution is unlikely to be able to continue operating without the access to this funding  Further to the advantage set out in section 1.1(c) of the Scheme Booklet, the Transaction is now also expected to provide the Combined Group with access to the Structured Equity Facility (subject to satisfaction of the conditions to closing under that facility).  This will provide substantial additional funds to the Combined Group that will not be available should the Transaction not proceed.  For further detail on the funding arrangements as well as the expected total funds available to the Combined Group following Implementation, see section 3.  (c)  1.2  Why you may consider voting against the Scheme  (a)  Your investment in the Carbon Revolution Business will be substantially diluted  Further to the disadvantage set out in section 1.2(a) of the Scheme Booklet, the entry into the Structured Equity Facility, together with the downwards revision of the Scheme Consideration, will significantly dilute the interest of Scheme Shareholders in the underlying business of Carbon Revolution.  For further information on the ownership of MergeCo under different scenarios, see sections 2.1 and 2.2.  You may consider that the Structured Equity Facility is overly onerous  Further to the disadvantage in section 1.2(j) of the Scheme Booklet, you may consider that the Structured Equity Facility, which will only be in place following Implementation of the Transaction, imposes obligations on the Combined Group and restricts the Combined Group’s ability to engage in some business activities.  (b)

 page 12  109338145  1 Key considerations relevant to your vote  For example, the SEF provides substantial rights to OIC that will impact how the Combined Group is governed and operated. As a result of these rights, for example:  (1)  The MergeCo Board and management of MergeCo may be constrained in their ability to operate the Carbon Revolution Business and may not be able to act in the best interests of MergeCo or MergeCo Shareholders;  OIC may be able to exercise its rights in such a way as to place its interests above those of MergeCo Shareholders, in particular if OIC exercises its ‘Springing Rights’ upon the occurrence of a Springing Rights Event, granting OIC effective control of MergeCo (including the ability to force a sale of MergeCo); and  MergeCo may not be able to raise capital on terms preferred by the MergeCo Board as a result of certain consent rights held by OIC.  (2)  (3)  In addition to these rights, the Preferred Shares, together with any MergeCo Shares acquired by OIC upon exercise of the SEF Warrant, shall have voting rights limited to 19.99% of the total MergeCo Shares outstanding as of the applicable record date for voting of the MergeCo Shares. Consequently, in addition to the rights that OIC will have under the terms of the Structured Equity Facility as described above, OIC will have significant influence over all matters that require approval by MergeCo Shareholders, which may include the election of MergeCo Directors, the approval of certain issuances of equity securities, amendments to MergeCo’s organisational documents and the adoption or amendment of equity incentive plans. This will limit other MergeCo Shareholders’ ability to influence corporate matters and, as a result, actions may be taken that some MergeCo Shareholders may not view as beneficial.  Finally, MergeCo Shares will be subordinated to the Preferred Shares (along with creditors) should MergeCo become insolvent. This may result in MergeCo Shareholders receiving nothing for their investment.  You may consider that the significant influence over MergeCo that will be held by OIC should Implementation and closing of the Structured Equity Facility occur, is overly onerous.  For further information on the rights of OIC, refer to the OIC Announcement. For further information in relation to some of the risks resulting from its investment, see section 4.  If MergeCo Shares are accepted for listing on Nasdaq Global Market they may later be de-listed from the exchange in certain circumstances  Under the Nasdaq listing rules, a company may be subject to delisting from Nasdaq for reasons including any of the following:  (c)  (1)  failure to meet a minimum US$1.00 share bid price requirement for 30 consecutive business days. Whilst this will result in the commencement of delisting proceedings, an automatic 180-calendar day cure period is provided under which compliance may be regained by conducting a share consolidation or if the shares trading have a closing bid price of US$1.00 or more for 10 consecutive business days. Additionally, prior to the expiration of the 180-calendar day cure period, a company listed on the Nasdaq Global Market may seek to transfer to the Nasdaq Capital Market, if applicable requirements are met;  the company failing to have at least:  (2)

 page 13  109338145  1 Key considerations relevant to your vote  (A)  shareholders equity of US$10 million, 750,000 publicly held shares, US$5 million in market value of publicly held shares, 400 total shareholders, and two market makers;  a market capitalisation of US$50 million, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers; or  total assets and total revenue (in the latest fiscal year or in two of the last three fiscal years) of US$50 million respectively, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers.  (B)  (C)  Should any of these circumstances apply to MergeCo, MergeCo may be subject to delisting from Nasdaq which may prevent MergeCo Shareholders from selling their shares on market until MergeCo is able to re-list on another exchange (which may not be possible).

 2 MergeCo on Implementation  2  MergeCo on Implementation  2.1  Ownership of MergeCo at Implementation  (a)  Revision to Scheme Consideration  As disclosed in the OIC Announcement, in connection with the entry into the Structured Equity Facility, Carbon Revolution has agreed with the SPAC to revise the Scheme Consideration from 0.0877 MergeCo Shares per Carbon Revolution Share to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of Class A SPAC Shares), subject to obtaining a necessary order of the Federal Court of Australia.  This is because the SPAC provided its consent under the Scheme Implementation Deed to MergeCo entering into the Structured Equity Facility on the condition that it was not dilutive to SPAC Shareholders. There will therefore be a reduction in the number of MergeCo Shares received for each Carbon Revolution Share for Scheme Shareholders.  Once the final redemption rate of Class A SPAC Shares is known and the Scheme Consideration is finalised, Carbon Revolution will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. This will include providing an update scheme of arrangement to replace the version that was included as Annexure 2 to the Scheme Booklet, including to revise the value of “N” in the definition of “Scheme Consideration”.  Ownership at Implementation  The ownership of MergeCo Shares immediately following Implementation is expected to be as set out in the following table, depending on the rate of redemptions of Class A SPAC Shares and assuming completion under the Structured Equity Facility occurs. Given the SEF Warrants have a nominal exercise price, they are treated as MergeCo Shares for the purposes of the table below.  (b)  Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)6  Assuming 80% aggregate redemptions7  Assuming 90% aggregate redemptions8  Assuming 100% redemptions9  Shareholders  Ownership in Shares  Equity  %  Ownership in Shares  Equity  %  Ownership in Shares  Equity  %  Ownership in Shares  Equity  %  6 This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).  7 This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).  8 This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).  9 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).  page 14  109338145

2 MergeCo on Implementation

Class A SPAC Shareholders	6,266,645	20.92%	4,261,763	15.25%	2,130,881	8.25%	0	0.00%
SPAC Founder Shareholders[10]	1,650,000	5.51%	1,650,000	5.90%	1,650,000	6.39%	1,650,000	6.97%
DDGN Advisors[11]	3,350,000	11.18%	3,350,000	11.99%	3,350,000	12.98%	3,350,000	14.14%
Yorkville[12]	15,000	0.05%	15,000	0.05%	15,000	0.06%	15,000	0.06%
Carbon Revolution Shareholders[13]	13,638,284	45.53%	13,658,323	48.87%	13,679,621	52.98%	13,700,919	57.84%
SEF Warrants	5,034,604	16.81%	5,014,566	17.94%	4,993,267	19.34%	4,971,969	20.99%
Total Shares Outstanding	**29,954,533**	**100.00%**	**27,949,651**	**100.00%**	**25,818,770**	**100.00%**	**23,687,888**	**100.00%**

The difference in the potential maximum impact on ownership of MergeCo Shares for Carbon Revolution Shareholders (depending on the rate of redemptions of Class A SPAC Shares) between the 17.5% SEF Warrant Scenario set out in the Scheme Booklet and 19.99% SEF Warrants (as agreed with OIC) is set out in the table below.

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[14]		**Assuming 80% aggregate redemptions**[15]		**Assuming 90% aggregate redemptions**[16]		**Assuming 100% redemptions**[17]	
	Ownership in Shares	**Equity %**	**Ownership in Shares**	**Equity %**	**Ownership in Shares**	**Equity %**	**Ownership in Shares**	**Equity %**

[10] Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the Business Combination and conditioned upon the consummation of the Business Combination.

[11] Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for the same number of MergeCo Shares, 3,350,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 3,350,000 MergeCo Shares.

[12] Represents the commitment fee of 15,000 MergeCo Shares issued to Yorkville in connection with the CEF, as further discussed in section 8.1 of the Scheme Booklet.

[13] Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder's entitlement to MergeCo Shares.

[14] This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (beyond the Class A SPAC Shares redeemed in connection with the extension approval).

[15] This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[16] This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[17] This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

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2 MergeCo on Implementation

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[14]		Assuming 80% aggregate redemptions[15]		Assuming 90% aggregate redemptions[16]		Assuming 100% redemptions[17]	
17.5% dilution	18,672,888	62.34%	18,672,888	66.81%	18,672,888	73.32%	18,672,888	78.83%
19.99% dilution	13,638,284	45.53%	13,658,323	48.87%	13,679,621	52.98%	13,700,919	57.84%
Difference	–5,034,604	–16.81%	–5,014,565	–17.94%	–4,993,267	–20.34%	–4,971,969	–20.99%
Percentage difference	–26.96%	–26.97%	–26.85%	–26.85%	–26.74%	–27.74%	–26.63%	–26.63%

On Implementation, the corporate structure of MergeCo is set out below:


Carbon Revolution Shareholders (MergeCo Shares)
Class A SPAC Shareholders (MergeCo Shares and MergeCo Warrants)
SPAC Founder Shareholders (MergeCo Shares and MergeCo Warrants)
DDCN Advisors (MergeCo Shares and MergeCo Warrants)
Yorkville (MergeCo Shares)
OIC (Preferred Shares and SEF Warrants)
MergeCo
Irish company number 607450
Carbon Revolution Limited
ACN 128 274 653
Merger Sub[1]
Carbon Revolution Operations Pty Ltd
ACN 154 435 355
Carbon Revolution Technology Pty Ltd
ACN 155 413 219
Carbon Revolution (USA) LLC
TIN 99-1049766

1. Merger Sub will be the surviving entity following its merger with the SPAC, and will become the owner of all of the SPAC's assets, including the cash remaining in the SPAC Trust Account following redemptions and payment of costs

Carbon Revolution Shareholders are expected to be informed of the Scheme Consideration, and updated scheme of arrangement and deed poll once the final redemption rate is known via an ASX announcement and announcement on Carbon Revolution's website.

2.2 Additional sources of dilution, including following Implementation

Assuming completion occurs under the Structured Equity Facility, the potential maximum impact on ownership of MergeCo Shares (and maximum dilution for Carbon Revolution Shareholders), excluding the 'evergreen' arrangements discussed in the Scheme Booklet, any further equity funding including from the CEF (in addition to the Structured Equity Facility) and depending on the rate of redemptions of Class A SPAC Shares, is set out in the table below. The maximum dilution scenario involves the exercise of all SPAC Public Warrants and Carbon Revolution raising a further US$140 million for the Carbon Revolution Business in connection with such exercise.

109338145

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2 MergeCo on Implementation

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[18]		Assuming 80% aggregate redemptions[19]		Assuming 90% aggregate redemptions[20]		Assuming 100% redemptions[21]	
Shareholders	**Ownership in Shares**	**Equity %**	**Ownership in Shares**	**Equity %**	**Ownership in Shares**	**Equity %**	**Ownership in Shares**	**Equity %**
Class A SPAC Shareholders	6,266,645	13.43%	4,261,763	9.61%	2,130,881	5.09%	0	0.00%
Founder Shareholders[22]	1,650,000	3.54%	1,650,000	3.72%	1,650,000	3.94%	1,650,000	4.18%
DDGN Advisors[23]	3,350,000	7.18%	3,350,000	7.55%	3,350,000	7.99%	3,350,000	8.49%
Yorkville[24]	15,000	0.03%	15,000	0.03%	15,000	0.04%	15,000	0.04%
Carbon Revolution Shareholders[25]	13,638,284	29.23%	13,658,323	30.79%	13,679,621	32.65%	13,700,919	34.73%
(a) MergeCo Warrant holders[26]	12,210,780	26.17%	12,210,780	27.53%	12,210,780	29.14%	12,210,780	30.95%

[18] This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (beyond the Class A SPAC Shares redeemed in connection with the extension approval).

[19] This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[20] This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[21] This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[22] Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the business combination and conditioned upon the consummation of the business combination.

[23] Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for the same number of MergeCo Shares, 3,350,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 3,350,000 MergeCo Shares.

[24] Represents the commitment fee of 15,000 MergeCo Shares issued to Yorkville in connection with the CEF.

[25] Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder's entitlement to MergeCo Shares.

[26] Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of the Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Assuming each MergeCo Warrant holder exercises its MergeCo Warrants in exchange for MergeCo Shares. MergeCo Warrant holders may elect to acquire one MergeCo Share for each MergeCo Warrant at an exercise price of US$11.50 per share. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

109338145 page 17

2 MergeCo on Implementation

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[18]		Assuming 80% aggregate redemptions[19]		Assuming 90% aggregate redemptions[20]		Assuming 100% redemptions[21]	
(b) MergeCo RSUs	1,497,727	3.21%	1,397,483	3.15%	1,290,938	3.08%	1,184,394	3.00%
(c) MergeCo Incentive Securities (excluding the MergeCo RSUs)	2,396,363	5.14%	2,235,972	5.04%	2,065,502	4.93%	1,895,031	4.80%
(d) SEF Warrants[27]	5,633,321	12.07%	5,573,209	12.57%	5,509,320	13.15%	5,445,431	13.80%
Total Shares Outstanding	**46,658,119**	**100.00%**	**44,352,530**	**100.00%**	**41,902,043**	**100.00%**	**39,451,556**	**100.00%**

The difference in the potential maximum impact on ownership of MergeCo Shares for Carbon Revolution Shareholders (depending on the rate of redemptions of Class A SPAC Shares) between the 17.5% SEF Warrant Scenario set out in the Scheme Booklet and 19.99% SEF Warrants (as agreed with OIC) is set out in the table below.

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[28]		Assuming 80% aggregate redemptions[29]		Assuming 90% aggregate redemptions[30]		Assuming 100% redemptions[31]	
	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
17.5% dilution	14,265,406	30.97%	14,282,948	32.61%	14,301,594	34.56%	14,320,239	36.74%
19.99% dilution	13,638,284	29.23%	13,658,323	30.79%	13,679,621	32.65%	13,700,919	34.73%

[27] SEF Warrants represent 19.99% of the of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the retention plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. The additional number of shares ascribed to the SEF Warrants in this table compared to the number ascribed to SEF Warrants in the table in section 2.1(b) represent the maximum number of additional shares which the holder of the warrants may receive if the maximum amount of MergoCo Incentive Securities are granted and vest within the first 2 years of Implementation.

[28] This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (beyond the Class A SPAC Shares redeemed in connection with the extension approval).

[29] This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[30] This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

[31] This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval).

109338145

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2 MergeCo on Implementation

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[28]		Assuming 80% aggregate redemptions[29]		Assuming 90% aggregate redemptions[30]		Assuming 100% redemptions[31]	
Difference	–627,122	–1.74%	–624,625	–1.82%	–621,973	–1.91%	–619,320	–2.01%
Percentage difference	–4.40%	–5.62%	–4.37%	–5.57%	–4.35%	–5.54%	–4.32%	–5.48%

2.3 Funding arrangements

The table below summarises the various funding sources that have been, or are expected to be, available to either Carbon Revolution or MergeCo prior to, or following, Implementation.

The scenarios in the table below are indicative scenarios selected to provide the range of potential outcomes dependent on the redemption rates of the outstanding Class A SPAC Shares. Each scenario is summarised in the footnotes below. All scenarios in the table assume that the full US$60 million of funds available from the CEF will be available for draw down by MergeCo (which may not be the case) and only the Initial Tranche of the Structured Equity Facility is drawn down.

The key terms of the financing facilities referred to in this table are summarised in section 8 of the Scheme Booklet and in the OIC Announcement.

Carbon Revolution and the SPAC also sought agreement from Transaction advisers to defer a significant majority of A$23.7 million of Transaction costs payable at Implementation, which has now been finalised and as a result these costs are not included in the table below depending on the rate of redemption of Class A SPAC Shares. Additional information on the Transaction Cost Deferrals can be found in section 3.2.

Sources of funding and commentary	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[32] A$'000	Assuming 80% aggregate redemptions[33] A$'000	Assuming 90% aggregate redemptions[34] A$'000	Assuming 100% redemptions[35] A$'000
Cash as at 31 August 2023 including balance of	22,303	22,303	22,303	22,303

[32] This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).

[33] This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

[34] This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

[35] This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

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2 MergeCo on Implementation

Sources of funding and commentary	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[32] A$'000	Assuming 80% aggregate redemptions[33] A$'000	Assuming 90% aggregate redemptions[34] A$'000	Assuming 100% redemptions[35] A$'000
funds under the New Debt Program[36]; plus				
Funds available under the Initial Tranche of the Structured Equity Facility;[37] plus	51,953	51,953	51,953	51,953
Maximum Funds available under the CEF (see section 8.2 of the Scheme Booklet on the timing and usability of the CEF);[38] plus	93,009	93,009	93,009	93,009
Cash available in SPAC Trust Account following redemptions;[39] less	103,148	70,148	23,853	0
Expected cash outflow from 1 September 2023 to Implementation (excluding Transaction costs); less	(12,238)	(12,238)	(12,238)	(12,238)
Expected Transaction costs payable before Implementation; less	(16,277)	(16,277)	(16,277)	(16,277)
Transaction costs subject to the Transaction Cost Deferrals.[40]	(23,748)	(23,748)	(23,748)	–
Total potential funding available to the Combined Group following Implementation	**218,150**	**185,150**	**138,855**	**138,750**

[36] Cash balance as of 31 August 2023 includes balance of funds received under the New Debt Program of which A$14.3 million is held in reserve accounts and is not available at implementation. US$5 million is expected to be released in November 2023 (subject to the relevant conditions being met) and if released will be available to Carbon Revolution while the remaining funds must be kept in the relevant reserve accounts. For more information on the New Debt Program please see section 8.1 of the Scheme Booklet.

[37] This figure was converted at the AUD:USD exchange rate on the Last Practicable Date.

[38] This figure was converted at the AUD:USD exchange rate on the Last Practicable Date.

[39] These figures were converted at the AUD:USD exchange rate on the Last Practicable Date.

[40] These Transaction costs will be payable at Implementation to the extent there is sufficient funds available in the SPAC Trust Account. See section 3.2 for more details.

109338145 page 20

 page 21  109338145  2 MergeCo on Implementation  2.4  Nasdaq Global Market listing  As disclosed in the Scheme Booklet, it was proposed at that time that MergeCo Shares and MergeCo Public Warrants would trade on NYSE American, and Carbon Revolution Shares will cease to be quoted on the ASX.  MergeCo now intends to seek listing on Nasdaq Global Market, rather than NYSE American. Similarly with NYSE American, in order to be admitted to the Nasdaq Global Market, MergeCo is required to meet the listing requirements of that market. If MergeCo fails to meet the listing requirements and Nasdaq Global Market does not list its securities, the Transaction will not proceed.  Under Nasdaq listing rules, a company may be subject to delisting from the exchange for reasons including any of the following:  (a)  failure to meet a minimum US$1.00 share bid price requirement for 30 consecutive business days. Whilst this will result in the commencement of delisting proceedings, an automatic 180-calendar day cure period is provided under which compliance may be regained by conducting a share consolidation or if the shares trading have a closing bid price of US$1.00 or more for 10 consecutive business days. Additionally, prior to the expiration of the 180- calendar day cure period, a company listed on the Nasdaq Global Market may seek to transfer to the Nasdaq Capital Market, if applicable requirements are met; and  the company failing to have at least:  (b)  (1)  shareholders equity of US$10 million, 750,000 publicly held shares, US$5 million in market value of publicly held shares, 400 total shareholders, and two market makers;  a market capitalisation of US$50 million, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers; or  total assets and total revenue (in the latest fiscal year or in two of the last three fiscal years) of US$50 million respectively, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers.  (2)  (3)  Should any of these circumstances apply to MergeCo, MergeCo may be subject to delisting from Nasdaq which may prevent MergeCo Shareholders from selling their shares on market until MergeCo is able to re-list on another exchange (if possible).  2.5  Intentions if the Scheme is implemented  This section 2.5 sets out the current intentions of MergeCo given the Structured Equity Facility in relation to:    the continuation of the operations and business of Carbon Revolution, including any redeployment of significant assets of Carbon Revolution; and  changes to the Carbon Revolution Board and the Carbon Revolution management team,    assuming Implementation of the Scheme.  The statements in this section 2.5 regarding MergeCo’s intentions are based on information concerning Carbon Revolution and the general business environment that is known to MergeCo at the time of the preparation of this Supplementary Scheme Booklet. Final decisions regarding these matters will be made in light of all material information, facts and circumstances at the relevant time if the Scheme is implemented. Accordingly, page 22  109338145  2 MergeCo on Implementation  it is important to recognise that the statements set out in this section 2.5 are statements of current intention only and may change as new information becomes available or circumstances change.  (a)  Business continuity and operations  The Carbon Revolution Board has had initial and general discussions with the incoming MergeCo directors in relation to the Structured Equity Facility. The Carbon Revolution Board has also had initial and general discussions with the OIC Directors and OIC in relation to the Structured Equity Facility and the Carbon Revolution Business.  As a result of these discussions, to the extent that the incoming MergeCo directors have been involved in them and in related discussions with the Carbon Revolution Board, notwithstanding the significant influence OIC will have on the manner in which MergeCo and the Carbon Revolution Business are operated, it is currently intended that there will be no material changes to the overall strategy and operation of the Carbon Revolution Business following Implementation.  Additional Directors of MergeCo  Biographies for the four additional independent non-executive directors were disclosed in the Scheme Booklet. The biographies for the OIC Directors are set out below.  (b)  Name  Biography  Chris Leary  Mr Leary currently serves as an Investment Partner and Head of Infra Equity at OIC, leading the firm’s structured equity investment strategy, focused on sustainable middle market infrastructure opportunities. Mr Leary is also a voting member of the Investment Committees for Infra Equity and Infra Growth at OIC, and a voting member of OIC’s valuation committee.  Prior to joining OIC, Mr Leary served at Barclays Natural Resource Investments, a multibillion-dollar private equity fund invested globally in energy, power, renewables, asset-heavy infrastructure services and mining. Mr Leary has served on the boards of numerous private companies, in a voting and observer capacity, throughout his career as a private equity and private debt investor in the infrastructure and natural resource sectors.  Mr Leary holds a Bachelor of Science in both Physics and Management from Boston College’s Carroll School of Management, graduating summa cum laude.  Mr Leary brings to the MergeCo Board extensive investment, capital markets, M&A, and finance experience.  Jonathan Magaziner  Mr Magaziner is a Senior Vice President for the Infra Equity Strategy at OIC, where he is responsible for the origination, due diligence, structuring, and execution of the firm’s investments in middle market infrastructure businesses. Mr Magaziner currently serves on the board of Bravo Infrastructure Group, owner of Radiance Solar, a leading North American solar construction company and OIC capital partner.  Prior to OIC, Mr Magaziner served as an attorney with the Private Capital Transactions Group at Ropes & Gray LLP, where he represented operating companies, private equity firms, and hedge funds in a variety of traditional and special page 23  109338145  2 MergeCo on Implementation  Name  Biography  situations transactions, including structured equity and credit investments, securitizations, leveraged buyouts, and restructurings. Mr Magaziner also brings several years of experience working in business development and finance positions at growing energy and infrastructure businesses.  Mr Magaziner holds a B.A. in Public Policy from Brown University, a J.D., cum laude, from Harvard Law School, and an  M.B.A with High Distinction from Harvard Business School, where he was a Baker Scholar.  2.6  Shareholder rights and corporate laws  Carbon Revolution is incorporated in Victoria under Australian law. Carbon Revolution Shares are quoted on ASX.  MergeCo is incorporated in Ireland and governed by Irish law. MergeCo intends to list MergeCo Shares on Nasdaq Global Market.  If the Scheme is implemented, the rights of MergeCo Shareholders in respect of MergeCo Shares will be primarily governed by Irish law and the MergeCo Constitution. As a company listed on Nasdaq Global Market, MergeCo will also be subject to US federal securities laws and Nasdaq Global Market listing standards. In order to enforce the provisions of the MergeCo Constitution, MergeCo Shareholders will be required to take action in the courts of Ireland which will have exclusive jurisdiction to settle any dispute arising out of or in connection with the MergeCo Constitution, which will apply Irish law.  (a)  US federal securities laws and Nasdaq Global Market listing standards  As a foreign private issuer, MergeCo will be permitted to follow ‘home country’ (being Irish) practices with respect to most Nasdaq corporate governance requirements. Nevertheless, the MergeCo Board will be required to have an audit committee comprised entirely of independent directors. MergeCo also does not intend to avail itself of the home country exemptions from the requirement that a majority of the MergeCo Board be comprised of independent directors. Foreign private issuers are also exempt from certain Nasdaq requirements to obtain shareholder approval of certain issuances of equity securities, including below market issuances of 20% or more of the number of shares outstanding prior to the transaction in which such shares are issued other than in a public offering and equity incentive awards other pursuant to a previously approved plan.  The SEF Warrant will provide OIC with the right to acquire up to 19.99% of the number of MergeCo Shares outstanding at Implementation (see section 2.2). In addition, the shareholder’s agreement entered into by MergeCo and OIC dated 21 September 2023, provides OIC with the right to appoint two MergeCo Directors. OIC is based in the United States and may designate US citizens or residents to serve on the MergeCo Board. Four of the nine MergeCo Directors who have been identified, all of whom have been selected in consultation between MergeCo and the SPAC, are US citizens or residents. If a majority of the MergeCo Shares are held, directly or indirectly, by US residents and a majority of the MergeCo Board is comprised of US citizens or residents, MergeCo will cease to qualify as a foreign private issuer and become subject to page 24  109338145  2 MergeCo on Implementation  the corporate governance requirements under Nasdaq listing rules and the Securities Act, applicable to domestic issuers.  Irish law  Section 9 of the Scheme Booklet contains a summary comparison of key shareholder rights of Australian law and Irish and US law as they relate to Carbon Revolution and MergeCo.  Given the Structured Equity Facility, there will be some changes to key shareholder rights, which are set out in the MergeCo Constitution, including certain additional restrictions on the issuing of new shares which were not described in the Scheme Booklet. MergeCo will not be able to issue shares with the same or greater rights as the Preferred Shares without the prior written consent of Preferred Shareholders holding a majority of the Preferred Shares then on issue.  (b)  2.7  Rights and liabilities attaching to MergeCo Shares post- Implementation  The rights and liabilities attaching to MergeCo Shares are set out in the MergeCo Constitution. Section 7.13 of the Scheme Booklet summarises some of the key rules in the MergeCo Constitution.  Given the Structured Equity Facility resulted in amendments to the MergeCo Constitution, the table below summarises some of the key rules in the MergeCo Constitution that are different to those disclosed in the Scheme Booklet.  The summary is non-exhaustive and must be read subject to the full text of the MergeCo Constitution. The MergeCo Constitution can be accessed by reading the Registration Statement, when available, free of charge at the SEC’s website at www.sec.gov.  Carbon Revolution Shareholders should obtain their own independent advice in relation to their rights and liabilities as potential holders of MergeCo Shares.  Item  Description  Dividends  The holders of the Preferred Shares are entitled to cumulative dividends of 12% per annum, on the Preferred Share Amount (as defined in the MergeCo Constitution) of each Preferred Share, which accrue daily and are payable in cash or Preferred Shares at MergeCo’s option, in accordance with the terms of the MergeCo Constitution.  No distributions shall be made with respect to any shares in the capital of MergeCo prior to the holders of Preferred Shares having received their Class A Preferred Share Return (as defined in the MergeCo Constitution).  Mandatory Redemption of Preferred Shares  MergeCo shall redeem all outstanding Preferred Shares on the fifth anniversary of the Initial Closing, which shall be effected by paying to each Preferred Shareholder an amount in cash equal to the Class A Preferred Share Return (as defined in the MergeCo Constitution).  Issue of further MergeCo Shares  For so long as there are Preferred Shares on issue, MergeCo will not be able to issue new shares with the same or greater rights as the Preferred Shares without the prior written consent of Preferred Shareholders holding a majority of the Preferred Shares then in issue.

 page 25  109338145  2 MergeCo on Implementation  Item  Description  Voting  The holders of Preferred Shares have the right to exercise a number of votes at any general meeting of MergeCo, calculated in accordance with the formula set out in the MergeCo Constitution, which ensures that the holders of Preference Shares will be limited to 19.99% of the voting rights.  Structured Rights Voting Matters  For so long as there are Preferred Shares outstanding, MergeCo shall not undertake any Structured Voting Rights Matters without the prior written consent of Preferred Shareholders holding a majority of the Preferred Shares then on issue. These Structured Voting Rights Matters include payment of dividends and share redemptions, issuance of securities senior or pari passu to the Preferred Shares, incurrence of indebtedness other than Permitted Indebtedness (as defined in the MergeCo Constitution), amendment, termination or cancellation of any material contract, sale or disposal of material assets, the hiring, termination or amendment of the employment agreements of certain senior management, material expenditure not included in the agreed upon budget.  Springing Rights Events  Upon certain triggers, including the failure to effect a mandatory redemption in accordance with the MergeCo Constitution, holders of a majority of Preferred Shares shall be entitled to direct the directors of MergeCo on certain matters, including the entry into, termination of, or amendment to certain material contracts, determination of operating and capex budgets, payment of dividends, the hiring, termination or modification of employment agreements of certain senior management, the issuance or redemption of securities, among other matters.  Winding Up  On a return of capital on liquidation, a capital reduction or otherwise, the assets of MergeCo that are available for distribution to its members shall first be applied in paying to the Preferred Shareholders prior, and in preference, to the members holding any other class of shares in MergeCo, an amount equal to the applicable Class A Preferred Share Return (as defined in MergeCo’s Constitution).  If MergeCo’s assets available for distribution are insufficient to make payment in the amount of the Class A Preferred Share Return, the assets will be distributed so that the losses are borne by the Preferred Shareholders proportionately.

 3 Financial Information  3  Financial Information  On or around the date of despatch of this Supplementary Scheme Booklet, Carbon Revolution lodged with ASX its audited financial results for the year ended 30 June 2023. The audited financial results can be provided free of charge to Carbon Revolution Shareholders who ask for them and can be accessed on Carbon Revolution’s website (www.carbonrev.com) or the ASX website (www2.asx.com.au/markets/company/cbr). The Independent Expert has confirmed that its opinion, that the Scheme and Capital Reduction are not fair but reasonable, and in the best interests of Carbon Revolution Shareholders, has not changed as a result of the audited financial statements.  Carbon Revolution Cash Flow Projections  page 26  109338145  3.1  Carbon Revolution disclosed the costs to progress the Transaction until 31 August 2023, the expected Transaction costs from 1 September 2023, and its cash flow projections from 1 September in the Scheme Booklet.  Given the 30 June 2023 financial information is now audited, and to factor in the Structured Equity Facility and Transaction Cost Deferrals Carbon Revolution provides the supplementary disclosure below.  Carbon Revolution has prepared a detailed cash flow projection for the 12-month period from 1 October 2023 (Cash Flow Projection) in connection with its assessment of its current and estimated liquidity, including its financing needs and ability to continue as a going concern (which applies to Carbon Revolution through to Implementation of the Transaction, and the Combined Group post completion of the Transaction).  Carbon Revolution projects:    net cash outflows in the 12-month period unrelated to the Transaction of approximately $74.1 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs, principal repayments, and capital expenditure; and  net cash inflows from financing activities of $79.4 million, consisting primarily of  $104.7 million of funding projected to be raised by the way of accessing the Initial Tranche of the Structured Equity Facility ($54.7 million), meeting the conditions for and obtaining the First Reserve Release ($7.7 million) and raising new funding or accessing the CEF with $42.3 million offset by Transaction costs of $14.4 million (including $2.7 million OIC-related transaction costs) payable within the next four months and deferred Transaction costs of $10.6 million payable during the remainder of the projection period. This excludes any funds which may remain in the SPAC Trust Account after redemption of Class A SPAC Shares.    The Cash Flow Projection assumes that Implementation will occur in October 2023, the Combined Group will be funded to Implementation and will comply with the liquidity covenant under the New Debt Program. Carbon Revolution:    has entered into agreements with certain of its key operational suppliers to defer payments until funds are received from OIC;  is required to meet the conditions precedent for closing the Initial Tranche of the Structured Equity Facility prior to Implementation in order to receive an earlier payment of the proceeds of the Initial Tranche rather than the 15 Business Days after Implementation set out in the SEF Documents;  relies on the ongoing support from one customer in the form of earlier payments for shipped wheels than under normal business terms;    

 page 27  109338145  3 Financial Information    relies on the ongoing support from another customer in the form of reduction of payment terms for a certain period; and  is carefully managing capital expenditures.    Based on projected costs related to the Transaction, revenue and operating costs, research and development costs, working capital needs, and capital expenditure plans, and to comply with the covenants under the New Debt Program, the Combined Group must successfully raise, in addition to the funds expected from the Structured Equity Facility (and excluding any funds which may remain in the SPAC Trust Account after redemption of Class A SPAC Shares), new debt and/or equity of approximately A$42.3 million (offset by approximately $10.6 million of costs payable in connection with Transaction Cost Deferrals) to allow the Combined Group to continue as a going concern over the next 12-month period.  There are risks associated with the Cash Flow Projection including but not limited to:    the Company may not continue to receive the customer support it may require, or management of capital expenditure may not be possible without impacting supply obligations to customers and its ability to meet the Financial Projections;  the Transaction may not be completed, or may be materially delayed;  there may be a delay in the availability of the CEF (the CEF will not be available until after Implementation and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares, and such registration statement being declared effective by the SEC);  as the terms of the CEF will not require or permit Yorkville to purchase additional shares under the CEF beyond an overall ownership of 9.99% (the CEF Ownership Restriction) the Combined Group may have access to materially less than the US$60 million headline figure of the CEF;  the funds from the Structured Equity Facility may not be received or their receipt may be delayed (eg if either the conditions precedent or conditions subsequent are not satisfied or waived); and  the Cash Flow Projection is subject to achievement of the Financial Projections of Carbon Revolution for CY23 and CY24 (as relevant) detailed in section 3.3 and the accompanying assumptions and risks applicable to these financial projections.            Should one or more of these risks occur, in particular should sufficient liquidity not be secured through funding initiatives, or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for Carbon Revolution, MergeCo and their shareholders. In this scenario, Carbon Revolution or MergeCo will need to pursue other options, including delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation, voluntary administration or examinership (the Irish equivalent of voluntary administration).  3.2  Transaction Cost Deferrals  As disclosed above, Carbon Revolution projects Transaction costs (inclusive of the SPAC’s costs) of approximately A$37.3 million (excluding OIC-related transaction costs).  In relation to A$23.7 million of the expected Transaction costs otherwise payable on Implementation, the relevant advisors have agreed to deferrals such that to the extent there are insufficient funds available from the SPAC Trust Account to cover these costs at Implementation, the amount remaining will be paid as follows:

3 Financial Information

(a) 25% of the first US$30 million of post-Implementation financings completed during the first 12 months following Implementation will be paid to the relevant advisers pro-rata; and

(b) 33% of the proceeds to Carbon Revolution for any further post-Implementation financing during the first 12 months following the Implementation will be paid to the relevant advisers pro-rata.

If the total amount paid pursuant to the above within 12 months following Implementation is less than US$5 million, Carbon Revolution will pay the difference between that amount and US$5 million. Any remaining balance will be either paid by 50% of the proceeds from any further post-Implementation financing or the remaining payments will be made on a straight-line basis over the subsequent five years (at the election of the relevant advisor). Payment of the amounts owing may be accelerated in certain limited circumstances.

3.3 Financial outlook

Carbon Revolution's forecast revenue, EBITDA and contribution margin for CY23 and CY24 and results for CY22 are set out in the table below. The CY23 and CY24 forecasted results differ from the amounts set out in the Scheme Booklet.

	CY24 A$'million	CY23 A$'million	CY22 A$'million
Revenue	128.7	67.8	40.7
Contribution Margin	44.9	12.4	2.7
EBITDA	4.0	(24.4)	(36.0)
Revised amount			
Revenue	116.9	57.9	40.7
Contribution Margin	34.5	5.7	2.7
EBITDA[41]	(2.7)	(37.1)	(36.0)

Carbon Revolution's 'backlog' of awarded volumes (effectively an aggregate measure of future expected revenues based on management forecast volumes and contracted pricing under awarded wheel programs), is approximately A$970 million (as of 29 May 2023) and which is expected to continue increasing as further wheel programs are awarded.

The Revenue, Contribution Margin and EBITDA figures for CY23 and CY24 set out in the table above along with the 'backlog' information are Carbon Revolution's **Financial Projections**.

The Financial Projections have been prepared by Carbon Revolution as part of its internal long-range planning process and are included in this Supplementary Scheme Booklet to provide Carbon Revolution Shareholders with information to assist them in understanding Carbon Revolution's forecast financial performance, for their use in evaluating the Transaction.

The Carbon Revolution Directors are responsible for the preparation and presentation of the Financial Projections. The Carbon Revolution Directors consider that the Financial Projections provide a reasonable basis for current and potential investors to assess Carbon Revolution's forecast financial performance, in the context of the assumptions,

[41] Excluding transaction and one-off costs.

109338145 page 28

 page 29  109338145  3 Financial Information  risks and sensitivities outlined below as well as the risks and discussion set out in section  5.8 of the Scheme Booklet.  The Financial Projections do not factor in any general contingency to allow for changes in OEM production schedules (eg to reflect supply chain disruption, as has been observed over the last two to three years), however a volume sensitivity has been provided in section 3.3(c). Inclusion of the Financial Projections should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.  The Financial Projections are presented in an abbreviated form and do not include all of the statements, disclosures or comparative information required by IFRS or Australian Accounting Standards.  (a)  Assumptions  The Financial Projections have been prepared on a detailed, bottom-up basis. The Financial Projections include actual data for the period January to August 2023. The assumptions applied in relation to each key component of the Financial Projections are as follows:  (1)  Program overview  The revenue projections have been prepared on a program-by- program basis. Carbon Revolution has a number of programs at various stages of production and development, as follows:  (A)  Awarded Production  As described in the Scheme Booklet, Carbon Revolution currently has 13 active awarded programs with five global OEMs (six of which are currently in production and seven of which are under development).  Contracted Design and Engineering  Carbon Revolution also has three programs that are under detailed design and engineering agreements signed with OEMs to allow Carbon Revolution to initiate work on the detailed program specific design and engineering phase. Engineering occurs after Carbon Revolution has been selected to be on a platform launching generally within three years and is the final stage before a formal award (only one party is brought into engineering). Carbon Revolution has in all but one instance been awarded a platform post- engineering that was ultimately produced by the OEM.  Pipeline  Carbon Revolution also has a number of prospective OEM wheel programs in its business development pipeline that are not yet awarded or contracted for engineering.  (B)  (C)  Overall, the Financial Projections assume an increase in the number of programs in production, to nine programs by December 2024 all of which are currently awarded.  Volumes  Carbon Revolution has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, considering contractual arrangements and the latest correspondence with respective OEMs for both awarded and pipeline projects together with management’s expectations. Whilst Carbon Revolution’s contracts  (2)

 page 30  109338145  3 Financial Information  with OEMs do not provide contractual minimum volume guarantees by the customer (as set out further in section 10.3(e) of the Scheme Booklet), Carbon Revolution is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded projects, supplemented (where relevant) by other sources of information (eg market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge). Overall wheel volumes are projected to increase from 13,883 in CY22 to 42,578 in CY24 driven by the ramp-up in production on awarded and pipeline programs, with 9 programs assumed to be in production by December 2024.  Carbon Revolution has a detailed capacity delivery plan to manage the ramp-up to the projected volumes. This plan is broken down to each step of the production process to determine capacity against forecast production volume requirements on a monthly basis through the forecast period. The plan indicates where over-utilisation of production assets or labour may be encountered, enabling measures to be planned to remove bottlenecks with a view to ensuring capacity is available to meet the forecast production volume requirements.  Such measures include further investment in equipment, optimisation of labour, and planning for overtime and weekend shift work. The cost of these measures is also built into the forecast by the application of a contingency to the modelled production headcount. Based on the capacity delivery plan, Carbon Revolution expects to have the capacity required to deliver the forecast wheel volumes. Key assumptions built into this plan include timing of delivery and commissioning of new production assets, equipment uptime, equipment cycle times, labour utilisation, attendance rates, product quality rates, and product mix.  The Financial Projections necessarily assume volume demand (including demand increases) occurring at certain points in time, including timing assumptions relating to the award of programs, the commencement of production of vehicles by OEM customers in connection with awarded programs, and the placement and ramp up of orders for wheels by OEMs. The Financial Projections assume no material delays compared to the latest scheduling forecast by OEM customers in relation to such events.  Backlog  Backlog (remaining lifetime gross program projected revenue) is based on awarded programs (both in production and development) and excludes programs that are contracted for engineering. Backlog utilises contracted pricing multiplied by wheel volumes (determined as set out in the Scheme Booklet). Backlog is a total program lifecycle measure and accordingly includes projected revenue beyond the CY23 and CY24 forecast period where applicable for the relevant programs. Backlog contains only awarded programs and does not contain any projected revenue from programs that are currently contracted for engineering or in the business development pipeline.  (3)

 page 31  109338145  3 Financial Information  (4)  Pricing  Pricing is projected on a program-by-program basis, taking into account contracted amounts and expected price increases for awarded programs. Carbon Revolution is currently in discussions with customers in relation to potential price increases in light of input cost inflation and has incorporated expected price increases in the Financial Projections for CY23 and CY24 where relevant (excluding for backlog calculations which exclusively use currently contracted pricing). Carbon Revolution does not have a contractual right to impose unilateral price increases on customers.  Raw materials, freight and other direct manufacturing costs  Carbon Revolution has projected raw material costs for each wheel program. In doing so, it has considered expected product designs and material composition, production process usage, scrap and waste, raw material pricing and inflation, expected volume-based negotiation benefits, productivity-based improvements and expected inbound and outbound freight and logistics costs. Overall, the Financial Projections assume a reduction in direct material and freight costs per wheel of 14% between CY22 and CY24. Carbon Revolution has not incorporated any further cost inflation (eg as a result of the current Ukraine/Russia war) in its projected raw material or supply chain costs as it is assumed this can be passed through to customers.  Direct labour  Direct labour costs are projected based on Carbon Revolution’s detailed process-by-process operational model. The Financial Projections assume significant improvements in direct labour productivity, with direct labour per wheel decreasing by approximately 44% between CY22 and CY24. This is based on a range of factors including targeted improvement to product and process quality, expected scale-based volume efficiencies, reduced wastage, manufacturing technology and operational improvements and the introduction and commissioning of significant plant automation (including the Mega-line, which is being progressively commissioned during H1 CY23 onwards).  Research and development  Research and development costs, which primarily comprise salaries (for staff involved in research and development) and material costs (eg wheel moulds) have been projected based on current run rates together with management’s expectation of additional research and development investment to support current and future programs. The Financial Projections assume that certain research and development costs can be capitalised under accounting standards and reflect management’s expected future level of research and development capitalisation. Research and development costs are projected to decrease from A$14.7 million in CY22 to A$3.4 million in CY24.  Listing and employee incentive costs  Ongoing costs arising from listing in the US are assumed to be materially consistent with those listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.  (5)  (6)  (7)  (8)

3 Financial Information

(9) **Selling, General and Administrative costs**

Selling, General and Administrative (**SG&A**) costs are projected on a detailed item-by-item basis, considering current run rate expenditure, anticipated cost inflation, increases in variable costs to reflect wheel volume growth (eg scrap and warranties) and other incremental spend (eg additional headcount to support growth). These costs are projected to increase from A$28.4 million in CY22 to A$36.1 million in CY24.

(10) **Grant income**

The Financial Projections assume a level of income from Australian-based government grants, based on specific grants announced by the respective governments. These equate to A$1.9 million in CY23 and A$2.2 million in CY24.

(11) **Transaction costs**

EBITDA does not include any transaction costs or other one-off type costs.

(12) **Foreign Exchange**

The Financial Projections are based on a USD:AUD rate of 0.70:1 and EUR:AUD rate of 0.64:1.

(b) **Risks**

The following items represent the key risks contained within the Financial Projections. This list is not exhaustive and should be considered in the context of the risks outlined in section 10 of the Scheme Booklet and section 4 of this Supplementary Scheme Booklet.

(1) **Volumes**

Awarded wheel programs may experience delays in development or production (whether due to the customer delaying the launch of its vehicle or Carbon Revolution experiencing delays in bringing a new wheel to production), customer demand for wheels may be lower than expected, or wheel production capacity may be lower than expected. Wheel programs may also be cancelled. Volumes may be impacted by the industry strike by members of United Auto Workers at three US OEMs (**UAW Strike**). At this stage, Carbon Revolution has not been advised of strikes impacting production at the plants to which its wheels are currently sent and accordingly the revised financial projections do not incorporate any provision related to the UAW Strike.

(2) **Pricing**

The price received by Carbon Revolution for its wheels may be different from expectations and Carbon Revolution may not secure the price increases that it has forecast. Similarly, Carbon Revolution may not recover engineering and development or tooling costs from its customers to the extent expected.

(3) **Materials**

Direct Materials costs (eg the cost of carbon fibre or resin) may be higher than assumed in the Financial Projections, for example, if the projected operational improvements or procurement savings do not materialise in the timeframe anticipated, or if underlying input cost inflation is greater than projected.

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 page 33  109338145  3 Financial Information  (4)  Labour  Direct Labour costs (ie the cost of labour directly involved in the production of wheels) may be higher than assumed in the Financial Projections, for example, if the projected operational improvements (including Mega-line) do not materialise in the timeframe anticipated or to the extent anticipated.  Overheads  SG&A and research and development spend may be higher than assumed in the Financial Projections. The Company may be unable to capitalise additional R&D spend under the accounting standards, to the same extent as assumed in the Financial Projections.  Foreign exchange  Foreign exchange rate movements could adversely impact Carbon Revolution’s financial performance.  (5)  (6)  (c)  Sensitivities  The Financial Projections are based on a number of estimates and assumptions, as described above. These estimates and assumptions are inherently uncertain and are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Carbon Revolution, and on assumptions with respect to the future business decisions of both Carbon Revolution and the Combined Group, which are subject to change. Accordingly, there can be no assurance that the Financial Projections are indicative of the future performance of Carbon Revolution or the Combined Group or that actual results will not differ materially from those presented in the Financial Projections. The Financial Projections are also subject to a number of risks, including those outlined above and in section 10 of the Scheme Booklet. Carbon Revolution Shareholders should be aware that future events cannot be predicted with certainty and as a result, deviations from the Financial Projections are to be expected. To assist investors in assessing the impact of these assumptions on the Financial Projections, the sensitivity of the projected revenue (A$116.9 million) and EBITDA (A$(2.7) million) in CY24 is set out below. The changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.  Care should be taken in interpreting these sensitivities. In order to illustrate the likely impact on the Financial Projections, the estimated impact of changes in each of the assumptions has been calculated in isolation from changes in other assumptions. In practice, changes in assumptions may offset each other or be additive, and it is likely that Carbon Revolution would respond to any changes in one item to seek to minimise the net effect on Carbon Revolution’s earnings and cash flow.  The sensitivity analysis set out below is intended to provide a guide only and variations in actual performance could exceed the ranges shown, and these variances may be substantial. For example, the Financial Projections are premised on a significant increase in sales volume, particularly driven by the commencement of new programs and it is possible that the rate of increase in sales volumes from new programs does not increase at the rate projected in the financial year. Sensitivity analysis is performed on an “average” basis, assuming consistent product mix. The analysis assumes that direct costs (captured within contribution margin) are wholly “variable”.  (1) Change in FX rate - transaction (USD:AUD, EUR:AUD)

 page 34  109338145  3 Financial Information  The Financial Projections are based on a USD:AUD rate of 0.70:1 and EUR:AUD rate of 0.64:1. A$0.01 increase in the USD:AUD rate (ie a rate of 0.71:1) and EUR:AUD rate (ie a rate of 0.65:1) results in a decrease of CY24 revenue of A$0.4 million and A$0.1 million, respectively and A$0.4 million and A$0.1 million, respectively, on contribution margin / EBITDA. If the actual USD:AUD rate were to be 0.65:1 and the actual EUR:AUD rate were to be 0.61:1 (both being the rates as at 31 May 2023), this would increase CY24 revenue by A$2.3 million, CY24 contribution margin by A$1.0 million and CY24 EBITDA by A$0.9 million.  Sales volumes  If CY24 wheel volumes were 10% greater than / lower than projected, with no change in wheel sales mix, this would impact revenue and EBITDA as follows:  (2)    Revenue: would increase or decrease (as applicable) by A$11.2 million; and  Contribution margin & EBITDA: would increase or decrease (as applicable) A$3.5 million.    (3)  Timing delays and volume slippage  As discussed above, the Financial Projections reflect management’s estimate of volumes, taking into account OEM’s production forecasts and assuming no further delays in securing contracts or commencing production. In the event of a one-month timing delay on all new programs which have not yet entered production, this would reduce CY24 revenue by A$3.6 million and EBITDA by A$1.0 million. Delays to commencement of programs have occurred in the past.  Average price per wheel  If sales prices were 2% greater than / lower than projected, this would increase / reduce CY24 revenue, contribution margin and EBITDA by A$2.2 million.  Direct materials  The Financial Projections assume that Carbon Revolution generates significant direct material savings (eg through operational improvements, procurement, design and technology) to more than offset underlying cost inflation. If Direct Material costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin and EBITDA by A$4.5 million.  Direct labour  The Financial Projections assume a step-change improvement in direct labour productivity from Q2–CY23 onwards, driven by efficiency improvements (including the commissioning of the Mega-line) and volume growth. If direct labour costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin and EBITDA by A$3.3 million.  Overheads and research and development  If the expensed portion of SG&A and research and development were 5% greater than projected in CY24, this would reduce EBITDA by A$2.0 million.  (4)  (5)  (6)  (7)

 page 35  109338145  3 Financial Information  3.4  Updated pro forma financial information  Given the release of Carbon Revolution’s audited financial statements for the year ended 30 June 2023, and to factor in the Structured Equity Facility and Transaction Cost Deferrals, MergeCo is providing the updated unaudited pro forma condensed combined financial information outlined in Annexure 1 to aid you in your analysis of the financial aspects of the Transaction.  Further information on the assumptions, accounting and presentation of the updated pro forma financial information are set out in section 7.10 of the Scheme Booklet.  These scenarios are for illustrative purposes only, as the actual amount of redemptions by the Class A SPAC Shareholders is not yet known.  All scenarios include a pro forma adjustment for the redemption of the 70.6% of Class A SPAC Shareholders who exercised their redemption rights in connection with the Extension Approval. The actual financial position and results of operations of MergeCo may differ significantly from the updated pro forma amounts presented in Annexure 1.

 4 Risks  4  Risks  4.1  page 36  109338145  Additional risks associated with the Structured Equity Facility  (a)  The MergeCo Board may not always be able to act in what it considers the best interests of MergeCo or MergeCo Shareholders as a result of the terms of the Structured Equity Facility that imposes obligations on MergeCo or restricts MergeCo’s ability to engage in some business activities, which could materially adversely affect MergeCo’s business, results of operations and financial condition.  In addition to the right to appoint directors or observers to the MergeCo Board, the prior written consent of OIC:    as majority holder of the Preferred Shares, is required in order for MergeCo to undertake the Structured Voting Right Matters, which includes, amongst other matters, issuing securities that rank pari passu or senior to the Preferred Shares, incurring new debt or granting security interests over assets of the Combined Group (subject to an exception for permitted indebtedness), entering into, terminating or amending any material contract, declaring dividends, selling assets of the Combined Group over a certain amount, liquidating, dissolving or winding up of MergeCo or any member of the Combined Group, engaging in a change of control transaction (except where OIC would receive the return required on the Preferred Shares), hiring, terminating or modifying any of the material terms of employment of certain members of senior management, setting and departing from budgets subject to certain allowances in certain circumstances and materially changing the nature of the business of the Combined Group; and  as holder of the SEF Warrant, is required (unless OIC is deemed to have waived their consent right in certain circumstances) for so long as holders of the SEF Warrant beneficially hold 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis, in order for MergeCo to:    ‒  issue MergeCo Shares at a price per share less than 75% of the daily volume weighted average price of MergeCo Shares for the trading day immediately preceding the issuance; or  issue MergeCo Shares, if after such an issuance, holders of the SEF Warrant would be diluted to less than 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis.  ‒  Further MergeCo has given OIC the Right of First Offer in respect of any financing necessary for Plant Investments (as defined in the OIC Announcement), which applies until the earlier of two years from the Initial Closing and the date on which all Preferred Shares have been issued to OIC.  These restrictions mean that the majority of the MergeCo Board may be prevented from taking certain acts that they consider to be in the best interests of MergeCo (or MergeCo Shareholders) if OIC does not provide its consent. In particular, the interests of OIC may not always be aligned with the interests of MergeCo or other MergeCo Shareholders. As noted below, OIC has the ability to prevent MergeCo from undertaking future capital raisings including where, without OIC’s consent (which may be given or withheld in OIC’s discretion), either:

 page 37  109338145  4 Risks    the proposed capital raising would be at a discount of greater than 25% of the daily volume weighted average price of MergeCo Shares for the trading day immediately preceding the issuance; or  where after such an issuance, holders of the SEF Warrant would be diluted to less than 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis.    Failure to redeem the Preferred Shares by MergeCo on maturity, will trigger OIC’s Springing Rights Events, which will give OIC positive control rights to determine certain corporate matters, including, amongst other matters, determining the operating and capex budgets, issuing shares or debt securities in MergeCo, forcing the voluntary liquidation or sale of MergeCo and entering, terminating, amending or varying material contracts. While OIC’s appointed MergeCo directors, who will be able to effectuate the Springing Rights, will be subject to fiduciary duties under Irish law, the other directors of the MergeCo Board may not be able to prevent OIC from exercising such rights even if in the opinion of the majority of the MergeCo Board the the result is adverse to the interests of MergeCo or other MergeCo Shareholders.  The SEF Documents also contain obligations and other financial and operating covenants that place restrictions on MergeCo. For example, prior to completion of the Initial Tranche, MergeCo is required to operate its business in the ordinary course of business and is restricted from incurring fees, expenses, costs or other liabilities in excess of a budget it provided to OIC, without the consent of OIC. In addition, prior to the Initial Tranche, MergeCo has agreed to not directly or indirectly solicit or initiate additional interest for a competing transaction or participate in discussions or negotiations with another party with respect to a competing transaction to the Structured Equity Facility (which need not occur through the issue of preferred shares). These restrictive covenants reduce MergeCo’s flexibility in conducting its operations and limit its ability to engage in activities that may be in its long-term best interest, including the ability to take advantage of other business opportunities that may arise, any of which could materially adversely affect MergeCo’s growth prospects, future operating results and financial condition.  The Preferred Shares confer OIC the right to vote with MergeCo Shareholders and have voting rights limited to 19.99%.  Under the terms of the Preferred Shares, each Preferred Share confers a right to cast, at general meetings of MergeCo Shareholders, such number of votes as calculated in accordance with the voting formula set out in the MergeCo Constitution. The Preferred Shares, together with any MergeCo Shares acquired by OIC upon exercise of the SEF Warrant, shall have voting rights limited to 19.99% of the total MergeCo Shares outstanding as of the applicable record date for voting of the MergeCo Shares.  Consequently, in addition to the rights that OIC will have under the terms of the Structured Equity Facility as described above, OIC will have significant influence over all matters that require approval by MergeCo Shareholders, which may include the election of MergeCo Directors, the approval of certain issuances of equity securities, amendments to MergeCo’s organisational documents and the adoption or amendment of equity incentive plans. This will limit other MergeCo Shareholders’ ability to influence corporate matters and, as a result, actions may be taken that some MergeCo Shareholders may not view as beneficial.  There are no assurances as to when the closing conditions for the Structured Equity Facility for the Initial Tranche, Reserve Funds or  (b)  (c)

 page 38  109338145  4 Risks  Subsequent Financing will be satisfied or whether the Structured Equity Facility will complete.  As set out in the OIC Announcement, the Structured Equity Facility is subject to conditions and other impediments to closing, including some that are beyond the control of MergeCo and Carbon Revolution and there are no assurances that the conditions will be satisfied or waived.  Some of the conditions to the Initial Tranche include, but are not limited to, entering into a term sheet or providing other evidence of an agreed upon arrangement with a certain customer and a certain financier for advanced payments for wheels, taking certain steps in connection with obtaining certain consents, MergeCo Shares being approved to be listed on Nasdaq Global Market, and no material amendments to the Business Combination Agreement having occurred. Conditions to the release of the Reserve Funds are subject to the satisfaction of certain performance metrics and/or the obtaining of additional financing by MergeCo. Further, the conditions precedent for such Subsequent Financing include MergeCo’s adherence with an OIC-approved budget, delivery of a capex plan to OIC regarding the use of proceeds from such Subsequent Financing, the listing of MergeCo Shares on Nasdaq Global Market, and the approval of the transaction by the OIC’s investment committee in its sole discretion, among other closing requirements.  If MergeCo is unable to meet the conditions for the Initial Tranche, Reserve Funds or Subsequent Financing of the Structured Equity Facility, MergeCo may be forced to renegotiate the Structured Equity Facility on less advantageous terms and could fail to complete the Structured Equity Facility.  If MergoCo is unable to close the Structured Equity Facility, it would significantly alter its business strategy, impede on its prospects for growth and MergeCo may not have sufficient funds to continue as a going concern. Further, MergeCo may not be able to identify suitable financing to replace the Structured Equity Facility or MergeCo may only be able to complete them on less advantageous terms. Failure to obtain sufficient financing may result in the need to place MergeCo into liquidation or voluntary administration.  MergeCo’s ability to raise capital in certain circumstances is subject to consent from OIC  The SEF Warrant contains significant restrictions on MergeCo’s ability to raise equity capital in certain circumstances. As noted above, MergeCo must obtain the prior written consent of OIC to:  (d)    issue MergeCo Shares at a price per share less than 75% of the daily volume weighted average price of MergeCo Shares for the trading day immediately preceding the issuance; or  issue MergeCo Shares, if after such an issuance, holders of the SEF Warrant would be diluted to less than 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis.    If either of those limitations do not apply, then MergeCo may be free to raise equity capital without needing OIC’s consent (depending on the nature of the capital raised and the amount sought to be raised).  Further, MergeCo must seek the prior written consent of OIC to issue securities that rank pari passu or senior to the Preferred Shares, incurring new debt or granting security interests over assets of the Combined Group (subject to an exception for permitted indebtedness). If a Springing Rights Event occurs, OIC will have positive control rights, including the right to issue shares or debt securities in MergeCo.

 page 39  109338145  4 Risks  If MergeCo does not receive the consent of OIC to raise additional equity capital under the Structured Equity Facility as applicable, the business, prospects, financial condition, results of operation and ability of MergeCo to operate will be materially and adversely affected. MergeCo may be required to implement further cost reduction strategies to enable the Combined Group to continue as a going concern.  Further, as noted above, if OIC withholds its consent to prevent MergeCo from raising capital to redeem the Preferred Shares, if consent is required to be obtained from OIC, and MergeCo does not otherwise have sufficient funds to redeem the Preferred Shares on maturity, then this is a Springing Rights Event that will lead to OIC obtaining positive control rights to determine certain corporate matters under the SEF Documents.  In addition to the above, as the Structured Equity Facility limits the ability to pay Transaction costs at Implementation, a significant portion of these costs must be funded from future capital raises and such proposed use of funds from future capital raises (with the exception of the CEF) may make future capital raises more difficult or result in the terms of such capital raises being more onerous than they otherwise would have been.  If MergeCo Shares are accepted for listing on the Nasdaq Global Market they may later be de-listed from Nasdaq Global  Under the Nasdaq listing rules, a company may be subject to delisting from Nasdaq for reasons including any of the following:  (e)  (1)  failure to meet a minimum US$1.00 share bid price requirement for 30 consecutive business days. Whilst this will result in the commencement of delisting proceedings, an automatic 180-calendar day cure period is provided under which compliance may be regained by conducting a share consolidation or if the shares trading have a closing bid price of US$1.00 or more for 10 consecutive business days. Additionally, prior to the expiration of the 180-calendar day cure period, a company listed on the Nasdaq Global Market may seek to transfer to the Nasdaq Capital Market, if applicable requirements are met;  the company failing to have at least:  (2)  (A)  shareholders equity of US$10 million, 750,000 publicly held shares, US$5 million in market value of publicly held shares, 400 total shareholders, and two market makers;  a market capitalisation of US$50 million, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers; or  total assets and total revenue (in the latest fiscal year or in two of the last three fiscal years) of US$50 million respectively, 1.1 million of publicly held shares, US$15 million in market value of publicly held shares, 400 total shareholders, and four market makers.  (B)  (C)  Should any of these circumstances apply to MergeCo, MergeCo may be subject to delisting from Nasdaq which may prevent MergeCo Shareholders from selling their shares on market.

 page 40  109338145  4 Risks  4.2  Existing risks in Scheme Booklet affected by the Structured Equity Facility  (a)  Carbon Revolution (and after Implementation, MergeCo and the Combined Group) will require substantial additional funds to continue operating and these may not be able to be obtained on favourable terms, or at all.  Carbon Revolution projects the Combined Group must raise at least $42.3 million of additional capital through the 12 months commencing 1 October 2023.  As discussed further in section 3.1, there is no guarantee Carbon Revolution or MergeCo (as applicable), will be able meet its Cash Flow Projection including by obtaining sufficient funds. For example the Combined Group may be restricted in its ability ro raise funds under the CEF and / or, there may be delays in the availability of funds under the Structured Equity Facility or some or all of such funds may not be available at all (eg as noted above, if the relevant conditions to each tranche of funding under Structured Equity Facility are not be satisfied or waived). Should one or more of the risks set out in section 3.1 occur, in particular should sufficient liquidity not be secured through other funding initiatives, or should there be a delay in the timing of securing funds through such funding initiatives, this would have adverse implications for Carbon Revolution, MergeCo and their shareholders. In this scenario, Carbon Revolution or MergeCo will need to pursue other options, including delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches in the New Debt Program, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation, voluntary administration or examinership (the Irish equivalent of voluntary administration).  Further, if MergeCo does not have sufficient funds to redeem the Preferred Shares on maturity, then this will lead to OIC obtaining positive control rights to determine certain corporate matters under the SEF Documents.  Carbon Revolution is subject to financing risks, including risks under the New Debt Program.  As disclosed in the OIC Announcement, further amendments have been made to the New Debt Program in connection with the Structured Equity Facility.  However, while the covenant for Implementation occurring has been pushed  back from 31 August 2023 to 30 September 2023 (with a 60-day cure period) and relaxation of the liquidity covenant has occurred, to cover anticipated cash outflows over the 12 months commencing 1 October 2023 and to allow the Combined Group to continue as a going concern, $42.3 million is required to be raised over that period. There is a risk that Carbon Revolution may breach such covenants, which could occur due to or as a result wholly or partially from matters outside of Carbon Revolution’s control. If there is an event of default under the New Debt Program and any such breach is not waived or Carbon Revolution is unable to or does not have a right to cure such breach, the Servicer may accelerate the repayment of all principal and interest and any additional amounts owing under the New Debt Program or enforce its security over the Carbon Revolution Group’s assets that are subject to the security.  Further, if MergeCo does not complete a Qualified Capital Raise before 31 December 2023, then MergeCo may need to make payment of the revised fees set out in the OIC Announcement in place of the Pius Additional Monthly Fees as disclosed in the Scheme Booklet. Whilst the Initial Tranche under the Structured Equity Facility and the funds received from the First Reserve Release will contribute towards the need to undertake a Qualified Capital Raise,  (b)

 page 41  109338145  4 Risks  these funds will not be sufficient to completely satisfy the requirement and in any event there is no guarantee these funds will be received.  MergeCo is expected to lose its foreign private issuer status as of 1 January 2025, which could result in significant additional costs and expenses. This would subject MergeCo to US GAAP reporting requirements which may be difficult for it to comply with.  Under the Structured Equity Facility, OIC has the right to appoint up to two directors to the MergeCo Board from the date that is the earlier of 2 January 2024 and the occurrence of a Springing Rights Event for so long as any Preferred Shares remain outstanding. If OIC exercises its rights to appoint 2 directors to the MergeCo Board from 2 January 2024, the MergeCo Board will comprise a majority of directors based in the United States. As consequence, assuming that a majority of MergeCo Shares are held, directly or indirectly, by US citizens or residents as of 30 June 2024, MergeCo is now expected to lose its foreign private issuer status beginning on 1 January 2025 if this occurs. This means that compliance costs will substantially increase, MergeCo will be required to file periodic reports on forms for domestic issuers, including quarterly financial reporting on Form 10-Q, reporting of certain material events within four business days thereafter on Form 8-K, as well as becoming subject to the proxy rules in connection with its communications with respect to shareholder meetings. MergeCo will also be subject additional regulation, including short-swing profit and trade reporting, which would adversely affect MergeCo’s financial and operational performance.  An investment in MergeCo will be subject to dilution, including through exercise of warrants, as a result of issues under the CEF, Structured Equity Facility or future fundraisings. Preferred Shares also rank ahead of MergeCo Shares.  Under the terms of the SEF Warrant, OIC will be entitled to subscribe for MergeCo Shares that equals up to 19.99% of MergeCo Shares on issue on a fully diluted basis (as described in the OIC Announcement). Any exercise of the SEF Warrant in the future will require MergeCo to issue MergeCo Shares, which may substantially dilute MergeCo Shareholders (for further details see section 2.2).  On return of capital on liquidation, a capital reduction or otherwise, the assets remaining will first be applied in paying holders of Preferred Shares prior and in preference to the members holding any other class of shares in the capital of MergeCo, including MergeCo Shares.  (c)  (d)

5 Additional information

5 Additional information

5.1 Carbon Revolution issued securities

As at the date of the OIC Announcement, the capital structure of Carbon Revolution was:

Type of security	Number on issue
Carbon Revolution Shares	212,152,505
Vested rights	595,317
Unvested rights	907,838
Vested options with an exercise price of A$2.60	4,945,959
Unvested options with an exercise price of A$1.60	5,780,825
CBR Warrant	1 Warrant representing 6,000,000 Carbon Revolution Shares

5.2 Consent and disclosures

(a) Consents

This Supplementary Scheme Booklet contains statements made by, or statements said to be based on statements made by:

(1) MergeCo in respect of the MergeCo Information only;

(2) OIC in respect of the OIC Information only; and

(3) Grant Thornton Corporate Finance Pty Ltd as the Independent Expert.

Each of those persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Supplementary Scheme Booklet.

The following parties have given and have not, before the time of registration of this Supplementary Scheme Booklet with ASIC, withdrawn their consent to be named in this Supplementary Scheme Booklet in the form and context in which they are named:

(4) Twin Ridge Capital Acquisition Corp as the SPAC;

(5) E&P Corporate Advisory Pty Ltd as financial adviser to the Carbon Revolution board in relation to the Australian aspects of the Transaction;

(6) Herbert Smith Freehills as Australian legal adviser to Carbon Revolution (except in relation to tax, stamp duty and certain financing matters);

(7) Goodwin Procter LLP as US legal adviser to Carbon Revolution;

(8) Arthur Cox LLP as Irish legal adviser to Carbon Revolution; and

109338145 page 42

 page 43  109338145  5 Additional information  (9) Link Market Service Limited as the Carbon Revolution Share Registry.  Disclosures and responsibility  Each person named in section 5.2(a):  (b)  (1)  has not authorised or caused the issue of this Supplementary Scheme Booklet;  does not make, or purport to make, any statement in this Supplementary Scheme Booklet or any statement on which a statement in this Supplementary Scheme Booklet is based, other than:  (2)  (A)  (B)  (C)  MergeCo in respect of the MergeCo Information only; OIC in respect of the OIC Information only; and  Grant Thornton Corporate Finance Pty Ltd in relation to its Independent Expert’s Report; and  (3)  to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Supplementary Scheme Booklet other than a reference to its name and the statement (if any) included in this Supplementary Scheme Booklet with the consent of that party as specified in this section 5.2(b).  5.3  No other material information  Except as disclosed elsewhere in this Supplementary Scheme Booklet, so far as the Carbon Revolution Directors are aware, there is no other information that is:    material to the making of a decision by a Carbon Revolution Shareholder whether or not to vote in favour of the Scheme and the Capital Reduction; and  known to any Carbon Revolution Director at the date of lodging this Supplementary Scheme Booklet with ASIC for registration,    which has not previously been disclosed to Carbon Revolution Shareholders.  5.4  Supplementary disclosure  Carbon Revolution will issue a further supplementary document to this Supplementary Scheme Booklet if it becomes aware of any of the following between the date of this Supplementary Scheme Booklet and the Second Court Date:    a material statement in this Supplementary Scheme Booklet or the Scheme Booklet is false or misleading in a material respect;  a material omission from this Supplementary Scheme Booklet or the Scheme Booklet;  a significant change affecting a matter included in this Supplementary Scheme Booklet or the Scheme Booklet (unless Carbon Revolution has stated that it will provide the update in a different manner); or  a significant new matter has arisen and it would have been required to be included in this Supplementary Scheme Booklet or the Scheme Booklet if it had arisen before the date of this Supplementary Scheme Booklet or the date of the Scheme Booklet.      

 page 44  109338145  5 Additional information  Depending on the nature and timing of the changed circumstances, and subject to obtaining any relevant approvals, Carbon Revolution may circulate and publish any supplementary document by:      making an announcement to the ASX;  placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;  posting or emailing the supplementary document to Carbon Revolution Shareholders at their address shown on the Carbon Revolution Share Register; and/or  posting a statement on Carbon Revolution’s website at www.carbonrev.com,      as Carbon Revolution, in its absolute discretion, considers appropriate.

 Annexure 1  Updated pro formas

 UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET  As of 30 June 2023  (in thousands)  ASSETS  Current assets  Cash and cash equivalents  Restricted trust fund  Receivables Contract assets Inventories Prepaid expenses  Other current assets  Total current assets  Non–current assets  Marketable securities held in Trust Account Property, plant and equipment  Right-of-use assets Intangible assets  Total non–current assets Total assets  Current liabilities  Payables  Due to related party, net Promissory note - related party Borrowings  Lease liability Contract liability Deferred income Provisions  Total current liabilities  CRL  Twin Ridge Capital Acquisition Corp.  After the actual redemptions by Twin Ridge shareholders in connection with the Extension Meeting held on March 6, 2023  As of 30 June 2023  (unaudited  (Historical) AUD  19,582  14,677  6,430  8,239  22,173  - 378  USD  130  -  -  - 120  -  -  As of 30 June 2023 (unaudited)  US GAAP IFRS IFRS  (Historical) Adjustments (Historical)  AUD AUD AUD  197 197  - -  - -  - -  - -  181 181  - -  - -  Notes  Scenario 1:  Scenario 2:  Scenario 3:  Scenario 4:  Assuming no redemptions  Assuming 80% Redemptions  Assuming 90% Redemptions  Assuming Maximum Redemptions  Transaction  Transaction  Transaction  Transaction  Accounting  Accounting  Accounting  Accounting  Adjustments Notes Pro Forma  Adjustments Notes Pro Forma  Adjustments Notes Pro Forma  Adjustments Notes Pro Forma  (1)  (2)  (3)  (4)  AUD AUD  AUD AUD  AUD AUD  AUD AUD  99,214 1A 131,673  99,214 1A 99,932  99,214 1A 66,196  99,214 1A 32,459  -  (31,741) 1A.1  (65,478) 1A.2  (99,214) 1A.3  (8,797) 1C  (8,797) 1C  (8,797) 1C  (8,797) 1C  (14,976) 1C  (14,976) 1C  (14,976) 1C  (14,976) 1C  (20,422) 1D  (20,422) 1D  (20,422) 1D  (20,422) 1D  7,554 1K  7,554 1K  7,554 1K  7,554 1K  49,321 1L  49,321 1L  49,321 1L  49,321 1L  (7,554) 1K 59,913  (7,554) 1K 59,913  (7,554) 1K 59,913  (7,554) 1K 59,913  52,790 1L  52,790 1L  52,790 1L  52,790 1L  - 6,430  - 6,430  - 6,430  - 6,430  - 8,239  - 8,239  - 8,239  - 8,239  - 22,173  - 22,173  - 22,173  - 22,173  - 181  - 181  - 181  - 181  - 378  - 378  - 378  - 378  - -  - -  - -  - -  71,479  250  378 - 378  157,130  228,987  125,389  197,246  91,653  163,510  57,916  129,773  -  65,779  99,214 99,214  (99,214)  1A  -  (99,214)  1A  -  (99,214)  1A  -  (99,214)  1A  -  62,638  -  - -  -  62,638  -  62,638  -  62,638  -  62,638  7,446  -  - -  -  7,446  -  7,446  -  7,446  -  7,446  16,774  -  - -  -  16,774  -  16,774  -  16,774  -  16,774  86,858  65,779  99,214 - 99,214  (99,214)  86,858  (99,214)  86,858  (99,214)  86,858  (99,214)  86,858  158,337  66,029  99,592 - 99,592  57,916  315,845  26,175  284,104  (7,561)  250,368  (41,298)  216,631  15,474  5,832  8,797 8,797  (8,797)  1C  15,474  (8,797)  1C  15,474  (8,797)  1C  15,474  (8,797)  1C  15,474  -  1  2 2  -  2  -  2  -  2  -  2  -  640  965 965  -  965  -  965  -  965  -  965  13,829  -  - -  8,794  1L  22,623  8,794  1L  22,623  8,794  1L  22,623  10,113  1L  23,942  645  -  - -  -  645  -  645  -  645  -  645  748  - -  -  748  -  748  -  748  -  748  1,919  -  - -  -  1,919  -  1,919  -  1,919  -  1,919  12,957  -  - -  (9,458)  1D  3,499  (9,458)  1D  3,499  (9,458)  1D  3,499  (9,458)  1D  3,499  45,572  6,473  9,764 - 9,764  (9,461)  45,875  (9,461)  45,875  (9,461)  45,875  (8,143)  47,194

Non–current liabilities																		
Borrowings	70,833	-	-	99,214	99,214	(a)	(99,214)	1A	164,150	(99,214)	1A	164,150	(99,214)	1A	164,150	(99,214)	1A	162,831
							93,317	1L		93,317	1L		93,317	1N		91,998	1L	
Lease liability	7,368	-	-		-		-		7,368	-		7,368	-		7,368	-		7,368
Contract liability	1,755	-	-		-		-		1,755	-		1,755	-		1,755	-		1,755
Deferred income	15,235	-	-		-		-		15,235	-		15,235	-		15,235	-		15,235
Provisions	1,843	-	-		-		-		1,843	-		1,843	-		1,843	-		1,843
Warrant liabilities	-	684	1,032		1,032		-		1,032	-		1,032	-		1,032	-		1,032
Deferred underwriting discount	-	157	237		237		-		237	-		237	-		237	-		237
Total non-current liabilities	**97,034**	**841**	**1,269**	**99,214**	**100,483**		**(5,897)**		**191,620**	**(5,897)**		**191,620**	**(5,897)**		**191,620**	**(7,216)**		**190,301**
Total Liabilities	**142,606**	**7,314**	**11,033**	**99,214**	**110,247**		**(15,358)**		**237,495**	**(15,358)**		**237,495**	**(15,358)**		**237,495**	**(15,358)**		**237,495**
Commitment																		
Class A ordinary shares subject to possible redemption, 6,000,053 shares at redemption value	-	65,779	99,214	(99,214)	-	(a)	-		-			-			-	-		-
Stockholders' Equity																		
Twin Ridge																		
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-	-		-		-		-			-			-	-		-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none shares issued and outstanding (excluding 6,000,053 shares subject to possible redemption at March 31, 2023)	-	-	-		-		-		-			-			-	-		-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,327,203 shares issued and outstanding		1	1	34,554	34,555	(b)	(34,555)	1G	-	(34,555)	1G	-	(34,555)	1G	-	(34,555)	1G	-
MergeCo common stock	-		-	-	-		99,214	1A	523,465	99,214	1A	491,758	99,214	1A	458,064	99,214	1A	424,563
										(31,741)	1A.1		(65,478)	1A.2		(99,214)	1A.3	
							28	1E		28	1E		28	1E		28	1E	
							386,432	1F		386,432	1F		386,432	1F		386,432	1F	
							(312)	1D		(278)	1D.1		(236)	1D.2		-	1D.3	
							3,105	1B		3,105	1B		3,105	1B		3,105	1B	
							443	1H		443	1H		443	1H		443	1H	
							34,555	1G		34,555	1G		34,555	1G		34,555	1G	
Additional paid-in-capital	-	2,059	3,105	-	3,105		(3,105)	1B	-	(3,105)	1B	-	(3,105)	1B	-	(3,105)	1B	-
Share based payment reserves		-	-		-		24,757	1C.1	24,757	24,757	1C.1	24,757	24,757	1C.1	24,757	24,757	1C.1	24,757
Carbon Revolution Contributed equity	386,432	-	-		-		(386,432)	1F	-	(386,432)	1F	-	(386,432)	1F	-	(386,432)	1F	-
Carbon Revolution Reserves	7,166	-	-		-		-		7,166	-		7,166	-		7,166	-		7,166
Accumulated losses	(377,867)	(9,124)	(13,761)	(34,554)	(48,315)	(b)	-		(477,038)	-		(477,071)	-		(477,114)	-		(477,350)
		-	-		-		(10,652)	1D		(10,685)	1D		(10,728)	1D		(10,964)	1D	
							(28)	1E		(28)	1E		(28)	1E		(28)	1E	
							(14,976)	1C		(14,976)	1C		(14,976)	1C		(14,976)	1C	
							(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1	
							(443)	1H		(443)	1H		(443)	1H		(443)	1H	
Total Stockholders' Equity	**15,731**	**58,715**	**88,559**	**(99,214)**	**(10,655)**		**73,274**		78,350	**41,533**		**46,609**	**7,797**		**12,873**	**(25,940)**		**(20,864)**
Total Liabilities and Stockholders' Equity	**158,337**	**66,029**	**99,592**	**(0)**	**99,592**		**57,916**		**315,845**	**26,175**		**284,104**	**(7,561)**		**250,368**	**(41,298)**		**216,631**

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended 30 June 2023

						After the actual redemptions by Twin Ridge shareholders in connection with the Extension Meeting held on March 6, 2023											
						Scenario 1: Assuming No Redemptions			Scenario 2: Assuming 80% Redemptions			Scenario 3: Assuming 90% Redemptions			Scenario 4: Assuming Maximum Redemptions		
	CRL	Twin Ridge	IFRS Conversion and Presentation Alignment	Twin Ridge IFRS	Notes	Transaction Accounting Adjustments - Business Combination	Notes	Pro Forma	Transaction Accounting Adjustments - Business Combination	Notes	Pro Forma	Transaction Accounting Adjustments - Business Combination	Notes	Pro Forma	Transaction Accounting Adjustments - Business Combination	Notes	Pro Forma
	AUD	AUD	AUD	AUD		AUD		AUD	AUD		AUD	AUD		AUD	AUD		AUD
Revenue:																	
Sale of wheels	37,477	-		-		-		37,477	-		37,477	-		37,477	-		37,477
Engineering services	530	-		-		-		530	-		530	-		530	-		530
Sale of tooling	253	-		-		-		253	-		253	-		253	-		253
Total revenue	38,260	-		-		-		38,260	-		38,260	-		38,260	-		38,260
Cost of goods sold	(55,094)	-		-		-		(55,094)	-		(55,094)	-		(55,094)	-		(55,094)
Gross margin	(16,834)	-		-		-		(16,834)	-		(16,834)	-		(16,834)	-		(16,834)
Other income (expense), net:																	
Other income	3,096	8,153		8,153		-		11,249	-		11,249	-		11,249	-		11,249
Operational expenses	(2,997)	(8,670)		(8,670)		-		(11,667)			(11,667)			(11,667)			(11,667)
Research and development	(16,180)	-		-		-		(16,180)			(16,180)			(16,180)			(16,180)
Administrative expenses	(14,566)	-		-		(443)	1H	(15,314)	(443)	1H	(15,314)	(443)	1H	(15,314)	(443)	1H	(15,314)
						(305)	1J		(305)	1J		(305)	1J		(305)	1J	
Marketing expenses	(1,494)	-		-				(1,494)			(1,494)			(1,494)			(1,494)
Capital raising transaction costs	(24,746)	-		-		224	1I	(74,630)	224	1I	(74,663)	224	1I	(74,706)	224	1I	(74,942)
						(28)	1E		(28)	1E		(28)	1E		(28)	1E	
						(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1	
						(10,652)	1D		(10,685)	1D		(10,728)	1D		(10,964)	1D	
						305	1J		305	1J		305	1J		305	1J	
						(14,976)	1C		(14,976)	1C		(14,976)	1C		(14,976)	1C	
Finance costs	(5,502)	-	1,409	1,409	(d)	-		(4,093)	-		(4,093)	-		(4,093)	-		(4,093)
						-			-			-			-		
Change in fair value of warrant liability	-	1,634	(1,634)	-	(d)	-		-	-		-	-		-	-		-
Change in fair value of over-allotment liability	-	(225)	225	-	(d)	-		-	-		-	-		-	-		-
(Loss) profit before income taxes	**(79,223)**	**892**	-	**892**		**(50,632)**		**(128,963)**	**(50,665)**		**(128,996)**	**(50,708)**		**(129,039)**	**(50,944)**		**(129,275)**
Income tax expense	-	-	-	-		-		-	-		-	-		-	-		-
Net (loss) profit	**(79,223)**	**892**	-	**892**		**(50,632)**		**(128,963)**	**(50,665)**		**(128,996)**	**(50,708)**		**(129,039)**	**(50,944)**		**(129,275)**

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Pro Forma Transactions (as defined in section 7.10(a) of the Scheme Booklet) under IFRS and has been prepared for informational purposes only. The adjustments presented in the unaudited pro forma condensed combined financial information are intended to present relevant information necessary to understand the Combined Group's financial position and results of operations upon the consummation of the Pro Forma Transactions.

The Transaction is not within the scope of IFRS 3 as the SPAC does not meet the definition of a business in accordance with IFRS 3. Nevertheless, the principles of IFRS 3 were applied to identify the accounting acquirer in the Transaction, and it was concluded that Carbon Revolution is the accounting acquirer.

As at the Last Practicable Date, 6.3 million or 29.4% of Class A SPAC Shares that were issued in the SPAC's IPO remained outstanding, because the holders of these Class A SPAC Shares did not exercise their redemption rights in connection with the Extension Meeting. As such, this is the starting point for each of the redemption scenarios. The adjustments included in the unaudited pro forma condensed combined balance sheets as of 30 June 2023, and unaudited pro forma condensed combined statement of operations as of 30 June 2023 are as follows:

- (a) Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of SPAC's historical mezzanine equity (Class A SPAC Shares subject to possible redemption) into Non-current Liabilities (Borrowings).
- (b) Reflects the award of Class B SPAC Shares measured at fair value of A$34.6 million in accumulated losses representing an IFRS 2 charge for the Class B SPAC Shares awarded to the Sponsor in Q1, 2021. IFRS 2 requires that where an issuance of shares is made for less than fair value, an IFRS 2 expense is recognized for any unidentifiable services provided at the value of the difference. The adjustment represents the value of the difference between the aggregate consideration paid and the aggregate value of Class B SPAC shares issued with reference to the US$5.01 fair value of the Class B SPAC Shares as determined by the concurrent award of Class B SPAC Shares to the directors of the SPAC described below. As the award did not contain any performance or forfeiture conditions, nor any variability based on the outcome of a subsequent business combination, the IFRS 2 charge is recognized at the date of issuance of the shares being for services deemed to be provided by the Sponsor up to that date. As this took place prior to 1 July 2022 no corresponding pro forma compensation charge is recognized in the pro forma statement of operations for the twelve months ended 30 June 2023. US GAAP does not contain a similar prescriptive requirement regarding unidentifiable services.

Additionally, in February 2021, the Sponsor transferred 60,000 Class B SPAC Shares in aggregate to three SPAC directors. Per share consideration was equal to the amount paid by the Sponsor to the SPAC for each Class B SPAC Share. The award is contingent on the successful completion of a business combination and an IFRS2 charge has been recognized as a pro forma adjustment accordingly for the fair value of the shares determined at grant date. IFRS 2 charge of A$443,000 is reflected in adjustment (1H).

The pro forma adjustments also include the effect of the arrangement between the Sponsor and DDGN Advisors whereby the Sponsor agreed to the transfer of 3,350,000 existing Class B SPAC Shares owned by the Sponsor to DDGN Advisors immediately prior to Implementation of the Transaction. Neither Carbon Revolution nor the SPAC was party to this agreement and no incremental Class B SPAC Shares will be issued. However, the scope of IFRS 2 requires that a compensation expense be recognized in the SPAC's statement of operations if the SPAC's shareholders are party to an arrangement for the award of shares in consideration for services provided to the SPAC that are fulfilled by the shareholders. Specifically, IFRS 2 requires a compensation charge to be recognized, notwithstanding that the SPAC is not a party to the arrangement, nor that any new shares will be issued by the SPAC as a result of the arrangement. As the SPAC will be the beneficiary of any successful business combination, a pro forma compensation expense and associated non-share capital contribution is recognized for the US$16.4 million fair value of Class B SPAC Shares to be awarded to DDGN Advisors on Implementation of the Transaction. Accordingly, an IFRS 2 charge of A$24.8 million is reflected in adjustment (1C.1).

(c) As reflected in the pro forma C and D series of adjustments below, Transaction costs that are not direct and incremental to the issuance of new MergeCo Shares for consideration are expensed as a pro forma adjustment. These include consulting fees, Australian legal counsel fees in relation to the issue of MergeCo Shares to existing Carbon Revolution Shareholders and the Extension Payments. For direct and incremental Transaction costs such as US counsel fees and other costs relating to preparation of the registration statement for lodgement with the SEC, a further allocation has been made as required by IAS32. This allocation is based on the proportionate number of MergeCo Shares expected to be issued to existing Carbon Revolution Shareholders and MergeCo Shares expected to be issued to SPAC Shareholders. Only the fractional proportion relating to SPAC Shareholders is recognized in equity in each redemption scenario. Transaction costs considered for capitalization are limited to the maximum amount that does not exceed the capital raised under each scenario.

Excluding share-based compensation expense, the treatment of transaction costs incurred by Carbon Revolution in the unaudited condensed combined pro forma information may be summarized as follows:

Costs	Scenario 1: Assuming 70.6% Aggregate Redemptions[1]	Scenario 2: Assuming 80% Aggregate Redemptions[2]	Scenario 3: Assuming 90% Aggregate Redemptions[3]	Scenario 4: Assuming 100% Redemptions[4]
Fraction of Carbon Revolution Transaction costs capitalized based on proportionate shares issued to SPAC Shareholders. These predominantly comprise US counsel and other direct and incremental advisory fees related to the Transaction and preparation of the associated registration statement for lodgement with the SEC.	312	278	236	—
Fraction of Carbon Revolution Transaction costs expensed based on proportionate share and other costs not direct and incremental to the Transaction. These other costs include Australian legal counsel, advisory fees relating to the structure of MergeCo, taxation advice and insurances recognized as a pro forma expense for the year ended 30 June 2023.	35,398	35,431	35,474	35,710

[1] This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).
[2] This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).
[3] This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).
[4] This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

(d) Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of the SPAC’s change in fair value of warrant liability and fair value of commitment fees shares into finance expenses (Borrowings).  (1A) Reflects the recognition and reclassification of AUD equivalent US$65.8 million of cash and marketable securities held in the SPAC Trust Account as of 30 June 2023 to cash and cash equivalents that becomes available for general use by MergeCo following Implementation of the Transaction. It also reflects the issuance of MergeCo Shares in exchange for Class A SPAC Shares currently classified in borrowings.  (1A.1) Represents the impact to cash of an 80% redemption scenario in which a further 2,004,882 Class A SPAC Shares are redeemed for A$32 million allocated to common stock, using a par value of US$0.0001 per share at a redemption price of US$10.00 per share.  (1A.2) Represents the impact to cash of a 90% redemption scenario in which a further 4,135,764 Class A SPAC Shares are redeemed for A$65 million allocated to common stock, using a par value of US$0.0001 per share at a redemption price of US$10.00 per share.  (1A.3) Represents the impact to cash of a maximum redemption scenario in which all remaining 6,266,645 Class A SPAC Shares are redeemed for A$99 million allocated to common stock, using a par value of US$0.0001 per share. Additionally, an IFRS 2 charge has been recognized for the excess of the fair value of MergeCo Shares issued to SPAC Shareholders over the net assets of SPAC as a pro forma adjustment.   (1B) Under Australian law share capital does not have any par value or share premium. Accordingly, this pro forma adjustment represents the reclassification of SPAC additional paid-in-capital to MergeCo Shares as a result of the Transaction.  (1C) Represents the preliminary estimated direct and incremental Transaction costs incurred prior to, or concurrent with, the completion of the Transaction by the SPAC recognized in profit and loss.  (1C.1) Represents a non-cash compensation incurred, concurrent with, the completion of the Transaction by the SPAC through a share-based award payment to advisors. US$16.4 million is translated at the relevant AUD/USD exchange rates.  (1D) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution allocated between new capital raised and the listing of Carbon Revolution legacy shareholder securities in a no redemption scenario directly in equity and in profit and loss respectively.  (1D.1) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution, allocated between new and existing capital using an aggregate 80% redemption scenario directly in equity and in profit and loss respectively.  (1D.2) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution, allocated between new and existing capital using an aggregate 90% redemption scenario directly in equity and in profit and loss respectively.  (1D.3) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution recognized in profit and loss in a 100% redemption scenario with no new capital raised.  (1E) Represents the commitment fee being the fair value of 15,000 MergeCo Shares to be issued to Yorkville for establishment of the CEF which takes effect at Implementation of the Transaction. The fair value of MergeCo Shares is determined by reference to the implied value based on the market price of Carbon Revolution Shares as of 22 September 2023 and associated proposed merger ratio of [0.0643] MergeCo Shares per Carbon Revolution Share.  (1F) Represents the pro forma adjustment for the exchange of Carbon Revolution Shares as a result of the Transaction.  (1G) Represents the pro forma adjustment for the award of Class B SPAC Shares of A$34.6 million as a result of the Transaction with no forfeiture conditions and the award of Class B SPAC Shares to the SPAC directors that are contingent on successful Implementation of the Transaction.  (1H) Represents the pro forma adjustment for the share-based compensation in relation to the MergeCo Shares offered to the directors of the SPAC that is contingent on successful Implementation of the Transaction.  (1I) Reversal of commitment fee being the fair value of 15,000 MergeCo Shares to be issued to Yorkville for establishment of the CEF which takes effect at Implementation of the Transaction. This has been recognized as part of the pro-forma adjustments in the year ended 30 June 2023.  (1J) Represents a reclassification of Transaction expenses comprising existing staff costs to administrative expenses in order to meet IFRS requirements.  (1K) Represents the release of cash restrictions relating to the New Debt Program financing contingent on Implementation of the Transaction, with the restriction expected to be lifted in November 2023.  (1L) Reflects the A$106 million consideration under the OIC securities purchase agreement for the issuance of preferred shares and warrants effective upon consummation of the Business Combination. The adjustment gives effect to amounts immediately available to MergeCo on issuance of an initial tranche of preferred shares, the issuance of MergeCo warrants, transaction expenses and financing fees of A$3.5 million and A$52.8 million restricted in escrow subject to release upon satisfaction of certain future conditions  A$’000  Restricted Cash  52.8  Transaction costs and financing fees  3.5  Cash (Net proceeds)  49.3  Total  105.6  The fair value of the warrant liability is based on 4,735,209 warrants issued to OIC investors and the implied value of MergeCo shares based on the Carbon Revolution share price consistent with the measurement of pro forma IFRS2 expenses.

 109338145  Corporate directory  Carbon Revolution Limited  Building NR, Geelong Technology Product 75 Pigdons Road  Waurn Ponds VIC 3216 Australia  Australian Financial adviser to the Carbon Revolution Board  E&P Corporate Advisory Pty Ltd 171 Collins Street  Melbourne VIC 3000 Australia  Australian legal adviser Herbert Smith Freehills 80 Collins Street  Melbourne VIC 3000 Australia  US legal adviser  Goodwin Procter LLP  The New York Times Building 620 Eighth Avenue  New York New York 10018 United States  Irish legal adviser  Arthur Cox LLP  Ten Earlsfort Terrace Dublin 2  D02 T380  Ireland  Independent Expert  Grant Thornton Corporate Finance Pty Ltd Tower 5, Collins Square  727 Collins Street  Melbourne VIC 300 Australia  Carbon Revolution Share Registry  Link Market Service Limited 680 George Street  Sydney NSW 2000 Australia

Information about Proposed Business Combination
As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.
Additional Information about the Proposed Business Combination and Where to Find It
This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.
TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023.  Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.
No Offer or Solicitation
This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies
This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.
Forward-Looking Statements
All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com